1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 14, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED TRANSFER OF THE EQUITY INTEREST AND THE BANK LOANS
BY CHALCO HONG KONG TO CHINALCO OVERSEAS HOLDINGS

Independent Financial Adviser to
the Independent Board Committee and the Independent Shareholders

This supplemental circular should be read together with the EGM Circular and the EGM Notice.

A letter from the Board containing details of the Proposed Disposal and the Proposed Loan Transfer is set out on pages 1 to 19 of this circular. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the Proposed Disposal and the Proposed Loan Transfer is set out on pages 20 to 21 of this circular. A letter from the Independent Financial Adviser containing its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Disposal and the Proposed Loan Transfer is set out on pages 22 to 41 of this circular.

14 November 2013

* For identification purpose only

CONTENTS

Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ii

LETTER FROM THE BOARD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

LETTER FROM THE INDEPENDENT BOARD COMMITTEE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	20

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	22

APPENDIX I - FINANCIAL INFORMATION OF THE GROUP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	42

APPENDIX II - GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	45

APPENDIX III - COMFORT LETTERS IN RELATION TO PROFIT FORECASTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	54

APPENDIX IV - VALUATION REPORT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	57

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in RMB and which are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"Annual Interest Rate"	the interest rate of LIBOR (London Interbank Offered Rate) plus 0.9%;

"Articles of Association"	the Articles of Association of the Company;

"associate(s)"	has the same meaning as defined in the Hong Kong Listing Rules;

"Bank Loans"	the loans provided by CDB to Chalco Hong Kong in relation to the Simandou Project under the Loan Agreement, the principal of which amounted to USD438.75 million as at the Valuation Date;

"Board"	the board of Directors;

"business day"	any day (other than Saturday, Sunday and public holidays in Hong Kong) on which the banks in Hong Kong and the PRC are generally open for normal banking business;

"CDB"	Chian Development Bank;

"Chalco Hong Kong"	Chalco Hong Kong Limited.* , a wholly-owned subsidiary of the Company as at the Latest Practicable Date;

- ii -

DEFINITIONS

"Chalco Iron Ore"	Chalco Iron Ore Holdings Limited* , a non-wholly-owned subsidiary of the Company, which indirectly holds approximately 47% interests in Simfer Jersey as at the Latest Practicable Date;

"Chinalco"	Aluminum Corporation of China* , a state-owned enterprise and the controlling Shareholder of the Company as at the Latest Practicable Date;

"Chinalco Overseas Holdings"	Aluminum Corporation of China Overseas Holdings Limited* , a wholly-owned subsidiary of Chinalco as at the Latest Practicable Date;

"Company"

Aluminum Corporation of China Limited* , a joint stock limited company established in the PRC, the A Shares, H Shares and ADSs of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"Director(s)"	the director(s) of the Company;

"Effective Date"	the fifth business day following satisfaction of the relevant conditions precedent as set out in the Share Purchase Agreement or any other day as agreed among the parties;

"EGM"

the 2013 second extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Friday, 29 November 2013;

"EGM Circular"	the circular issued by the Company to the Shareholders dated 9 October 2013 for the EGM;

"EGM Notice"	the notice issued by the Company to the Shareholders dated 9 October 2013 for the EGM, which sets out the resolutions in relation to the Proposed Disposal and the Proposed Loan Transfer;

- iii -

DEFINITIONS

"Equity Interest"	65% equity interest in Chalco Iron Ore owned by Chalco Hong Kong;

"Guarantee Agreement"

the guarantee agreement entered into between the Company and CDB on 19 April 2012, pursuant to which the Company agreed to provide guarantees for Chalco Hong Kong in relation to the bank loans under the Loan Agreement;

"Group"	the Company and its subsidiaries;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholder(s)"	holder(s) of H Shares;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Board Committee"

the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Proposed Disposal and the Proposed Loan Transfer;

"Independent Financial Adviser"

GF Capital (Hong Kong) Limited, a corporation licensed to carry on type 6 (regulated activity), the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Disposal and the Proposed Loan Transfer;

"Independent Shareholder(s)"

the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the EGM to approve the Proposed Disposal and the Proposed Loan Transfer;

- iv -

DEFINITIONS

"Joint Development Agreement"	the joint development agreement entered into amongst Rio Tinto, Rio Tinto Iron Ore Atlantic Limited and the Company on 29 July 2010 for the purpose of development of the Simandou Project;

"Latest Practicable Date"	11 November 2013, being the latest practicable date in ascertain information for inclusion in the circular before despatching the circular to the Shareholders;

"Loan Agreement"

the bank loan agreement entered into between Chalco Hong Kong and CDB on 19 April 2012, pursuant to which Chalco Hong Kong obtained a loan not exceeding USD702 million from CDB for the Simandou Project;

"PRC"	the People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region and the Taiwan region;

"Project Company"	means Simfer S.A., a company incorporated in Guinea in 2002 for the purpose of investing in and developing the Simandou Project;

"Proposed Disposal"	the proposed disposal of the Equity Interest by Chalco Hong Kong to Chinalco Overseas Holdings;

"Proposed Loan Transfer"	the proposed transfer of the Bank Loans by Chalco Hong Kong to Chinalco Overseas Holdings, which forms part of the Share Purchase Agreement;

"Rio Tinto"	Rio Tinto plc, a company incorporated in England and Wales, the shares of which are listed on the London Stock Exchange and the New York Stock Exchange;

"RMB"	Renminbi, the lawful currency of the PRC;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Share(s)"	A Share(s) and H Share(s);

- v -

DEFINITIONS

"Shareholder(s)"	A Shareholder(s) and H Shareholder(s);

"Shareholders Agreement"

the shareholders agreement entered into amongst Chalco Hong Kong, Hantang Iron Ore Investment Limited, a subsidiary of China-Africa Development Fund, and three leading PRC enterprises in respect of Chalco Iron Ore on 6 October 2010, as amended and supplemented from time to time;

"Share Purchase Agreement"

the share purchase agreement entered into amongst the Company, Chalco Hong Kong, Chinalco and Chinalco Overseas Holdings on 18 October 2013 for the transfer of the Equity Interest and the Bank Loans by Chalco Hong Kong to Chinalco Overseas Holdings;

"Simandou Project"	the project to develop and operate the Simandou iron ore mine located in Guinea in West Africa as further described in the Joint Development Agreement;

"Simfer Jersey"	Simfer Jersey Limited, which owns 95% equity interest in the Project Company as at the Latest Practicable Date;

"USD"	means US dollar, the lawful currency of the United States of America;

"Valuation Date"

the date on which the value of Chalco Iron Ore is determined pursuant to an independent valuation report by China United Assets Appraisal Group Company Limited, an independent valuer, being 31 December 2012;

"Valuation Report"	the valuation report of Chalco Iron Ore prepared by China United Assets Appraisal Group Company Limited, an independent valuer, dated 28 September 2013; and

"%"	per cent.

- vi -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
Mr. Jiang Yinggang	The People's Republic of China
Postal code: 100082

Non-executive Directors:	Principal place of business:
Mr. Liu Caiming	No. 62 North Xizhimen Street
Mr. Wang Jun	Haidian District
Beijing
Independent non-executive Directors:	The People's Republic of China
Mr. Wu Jianchang	Postal code: 100082
Mr. Ma Si-hang, Frederick
Mr. Wu Zhenfang	Principal place of business in Hong Kong:
6/F, Nexxus Building
41 Connaught Road
Central
Hong Kong

14 November 2013

To the Shareholders

Dear Sirs,

I.	INTRODUCTION

Reference is made to the announcements of the Company dated 30 September 2013, 15 October 2013 and 18 October 2013, in relation to the Proposed Disposal and the Proposed Loan Transfer.

- 1 -

LETTER FROM THE BOARD

The purpose of this supplemental circular is to (i) provide you with information regarding the Proposed Disposal and the Proposed Loan Transfer in order to allow you to make an informed decision on voting in respect of the resolutions in relation to the Proposed Disposal and the Proposed Loan Transfer be proposed at the EGM; and (ii) to set out the letter of advice from the Independent Board Committee and the recommendation from Independent Financial Adviser on the Proposed Disposal and the Proposed Loan Transfer.

II.	INFORMATION ABOUT THE PROPOSED DISPOSAL AND THE PROPOSED LOAN TRANSFER

1.	Background

On 29 July 2010, the Company entered into the Joint Development Agreement with Rio Tinto and its affiliate for the development and operation of the Simandou Project, pursuant to which the Company would acquire 47% of the equity interest in a joint venture company to be incorporated by Rio Tinto. Accordingly, the Company through its subsidiary, Chalco Iron Ore, held 47% of the equity interest in the joint venture company incorporated by Rio Tinto, i.e. Simfer Jersey.

On 6 October 2010, the Company, through Chalco Hong Kong, established Chalco Iron Ore in Hong Kong, a wholly-owned subsidiary of the Company. On 28 November 2011, Chalco Hong Kong transferred 35% of the equity interest of Chalco Iron Ore to four investors. On the same date, the shareholders of Chalco Iron Ore entered into the Shareholders Agreement to contribute long-term equity investment capital by way of shareholder loans in Chalco Iron Ore in proportion to their respective shareholdings. As at the Latest Practicable Date, Chalco Hong Kong holds 65% equity interest in Chalco Iron Ore.

On 19 April 2012, Chalco Hong Kong entered into the Loan Agreement with CDB to get an aggregate loan not exceeding USD702 million for the Simandou Project. The Company, as the sole shareholder of Chalco Hong Kong, entered into the Guarantee Agreement with CDB to provide guarantees for Chalco Hong Kong in relation to the bank loans under the Loan Agreement. Such bank loans are used for the long-term shareholding investment capital for Chalco Iron Ore under the Shareholders Agreement, which are in turns used for investing in the Simandou Project. As at the Valuation Date, the principal of the Bank Loans amounted to USD438.75 million according to the financial statements of Chalco Hong Kong for the year 2012.

- 2 -

LETTER FROM THE BOARD

On 18 October 2013, the Company and its wholly-owned subsidiary, Chalco Hong Kong, entered into the Share Purchase Agreement with Chinalco and its wholly-owned subsidiary, Chinalco Overseas Holdings, pursuant to which Chalco Hong Kong agreed to transfer the Equity Interest and the Bank Loans to Chinalco Overseas Holdings.

Upon the Effective Date, the date on which all conditions precedent have been fulfilled under the Share Purchase Agreement, Chalco Hong Kong will not hold any equity interest in Chalco Iron Ore and the financial results of Chalco Iron Ore will cease to be consolidated into the Group's financial results.

So far as the Directors are aware of, Chinalco Overseas Holdings has no intention to acquire the remaining 35% equity interest in Chalco Iron Ore from the other four invertors as at the Latest Practicable Date.

2.	Principal Terms of the Share Purchase Agreement

Date:	18 October 2013

Parties:	Chinlaco Overseas Holdings (as the purchaser);
Chinlaco (as the purchaser parent);
Chalco Hong Kong (as the seller);
the Company (as the seller parent).

Transaction:	Chalco Hong Kong agreed to dispose its 65% equity interest in Chalco Iron Ore to Chinalco Overseas Holdings.

Chalco Hong Kong proposed to transfer the Bank Loans to Chinalco Overseas Holdings subject to the consent of CDB.

Consideration:

The consideration of the Proposed Disposal to be paid by Chinalco on behalf of Chinalco Overseas Holdings to the Company on behalf of Chalco Hong Kong, is USD2,066.54 million, which is determined with reference to the 65% of the appraised net assets of Chalco Iron Ore under the Valuation Report (the "Equity Consideration").

- 3 -

LETTER FROM THE BOARD

The consideration of the Proposed Loan Transfer to be paid by the Company on behalf of Chalco Hong Kong to Chinalco on behalf of Chinalco Overseas Holdings, is USD438.75 million, which is determined based on the principal of the Bank Loans as shown in the financial statements of Chalco Hong Kong as at the Valuation Date (the "Loan Consideration").

Subsequent Investment:	Chalco Hong Kong may continue to provide long-term equity investment in Chalco Iron Ore under the Shareholders Agreement during the period from the Valuation Date to the Effective Date.

Chinalco Overseas Holdings shall repay Chalco Hong Kong the amount of the abovementioned subsequent investment if any (the "Subsequent Investment", together with the Equity Consideration, the "Total Consideration").

Payment:	On the condition that the consent of CDB in relation to the Proposed Loan Transfer has been obtained, the Total Consideration will be paid as follows:

*

The first instalment, being USD438.75 million shall be paid on the Effective Date. The first instalment will be offset by the Loan Consideration, the amount of which is equivalent to the first instalment.

*

The second instalment, being USD387.87 million plus the Subsequent Investment (if any), together with the remaining amount (the Total Consideration minus the first instalment) at the Annual Interest Rate from the date following the Effective Date to the payment date of the second instalment, will be paid on 31 December 2014.

- 4 -

LETTER FROM THE BOARD

The corresponding losses or profits of the Equity Interest incurred during the period from the Valuation Date to the Effective Date and the relevant interests will be assumed by Chalco Hong Kong and will be paid or deducted together with the second instalment.

*

The third instalment, being USD413.31 million, together with the 60% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the second instalment to the payment date of the third instalment, will be paid on 31 December 2015.

*

The fourth instalment, being USD413.31 million, together with the 40% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the third instalment to the payment date of the fourth instalment, will be paid on 31 December 2016.

*

The fifth instalment, being USD413.31 million, together with the 20% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the fourth instalment to the payment date of the fifth instalment, will be paid on or before 31 December 2017.

On the condition that the consent of CDB in relation to the Proposed Loan Transfer has not been obtained, the Total Consideration will be paid as follows:

*	The first instalment, being USD413.31 million, shall be paid on the Effective Date.

*

The second instalment, being USD413.31 million plus the Subsequent Investment (if any), together with the remaining amount (the Total Consideration minus the 20% of the Equity Consideration) at the Annual Interest Rate from the date following the Effective Date to the payment date of the second instalment, will be paid on 31 December 2014.

- 5 -

LETTER FROM THE BOARD

The corresponding losses or profits of the Equity Interest incurred during the period from the Valuation Date to the Effective Date and the relevant interests will be assumed by Chalco Hong Kong and will be paid together with the second instalment.

*

The third instalment, being USD413.31 million, together with the 60% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the second instalment to the payment date of the third instalment, will be paid on 31 December 2015.

*

The fourth instalment, being USD413.31 million, together with the 40% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the third instalment to the payment date of the fourth instalment, will be paid on 31 December 2016.

*

The fifth instalment, being USD413.31 million, together with the 20% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the fourth instalment to the payment date of the fifth instalment, will be paid on or before 31 December 2017.

Rights and Obligations:

Chinalco Overseas Holdings will assume the obligations and enjoy the rights of Chalco Hong Kong under the Loan Agreement and the Shareholders Agreement, and Chinalco will assume the obligations and enjoy the rights of the Company under the Guarantee Agreement and the Joint Development Agreement upon the Effective Date.

The corresponding interests and other costs of the Bank Loans incurred before the Effective Date will be assumed by Chalco Hong Kong.

- 6 -

LETTER FROM THE BOARD

Conditions Precedent:	The Share Purchase Agreement will become effective subject to, among other things, the fulfilment of the followings:

(a)	the Proposed Disposal having been filed at the State-owned Assets Supervision and Administration Commission of the State Council of the PRC;

(b)	the Proposed Disposal having been approved by National Development and Reform Commission of the PRC;

(c)	the Proposed Disposal having been approved by the Independent Shareholders at the EGM; and

(d)	the consent of Rio Tinto in relation to the Proposed Disposal having been obtained.

As stated in the Share Purchase Agreement, Chalco Hong Kong may continue to provide long-term equity investment in Chalco Iron Ore under the Shareholders Agreement during the period from the Valuation Date to the Effective Date. Chalco Hong Kong is expected to provide an investment amount of approximately USD54.17 million to Chalco Iron Ore for the year ending 31 December 2013, including approximately USD40.67 million provided during the period from 1 January 2013 to 31 October 2013 and approximately USD13.50 million to be provided by 31 December 2013. As at the Latest Practicable Date, there is no planned schedule for any subsequent investment commencing from 1 January 2014.

For the deferred payment term as set out in the Share Purchase Agreement, the Directors are of the view that the payment term is on normal commercial term, fair and reasonable and in the interests of the Company and Shareholders due to the following reasons:

(i)

The payment term (including the Annual Interest Rate), which is allowed under the PRC laws and regulations, is determined upon arm's length negotiation among the parties of the Share Purchase Agreement;

(ii)

The Equity Consideration amounted to approximately USD2,066.54 million, which is a considerable sum of money even for a large scale company. It is impracticable for a company to pay such huge consideration in a short period no matter by way of internal funds and bank loans. In order to proceed with the completion of the Proposed Disposal, the Company accepted the deferred payment terms;

- 7 -

LETTER FROM THE BOARD

(iii)

In order to protect the interests of the Company and its Shareholders, Chinalco shall pay the interests in respect of the amount of the relevant installment at the Annual Interest Rate of LIBOR plus 0.9%, which is based on the lending rate of USD for one year in the international credit market.

In order to protect the Company's interests for the defaults by Chinalco under the Share Purchase Agreement, the Company made an internal assessment on the probability of such defaults and the corresponding financial risks. Taking into account (i) the long-term good credit rating of AAA on Chinalco pursuant to the credit rating report issued by China Lianhe Credit Rating Co., Ltd. on 28 June 2012; (ii) the strong financial strength of Chinalco, whose monthly deposit balance amounted to approximately RMB30 billion; (iii) the centralized management system of funds of Chinalco; and (iv) the good financing capacity of Chinaclo, the Company believes that the probability of such defaults is very small.

Pursuant to the Shareholders Agreement, a shareholder can transfer its equity interest in Chalco Iron Ore to its related person. As such, the Proposed Disposal from Chalco Hong Kong to Chinalco Overseas Holdings, who is deemed to be the related person of Chalco Hong Kong under the Shareholder Agreement, is not required to obtain the consent of the remaining shareholders of Chalco Iron Ore. As at the Latest Practicable Date, the Proposed Disposal has been filed at the State-owned Assets Supervision and Administration Commission of the State Council of the PRC. Save as disclosed above, the other conditions precedent as set out in the Share Purchase Agreement are still subject to be fulfilled and no condition precedent is waivable.

As stated in the payment term in the Share Purchase Agreement, the Total Consideration will be deducted by the Bank Loans provided that the consent of CDB is obtained. On the condition that the Company fails to obtain such consent, the Total Consideration will be separately settled and the Company will use the first installment of the Total Consideration to repay the Bank Loans, upon which the obligations of Chalco Hong Kong under the Loan Agreement and the obligations of the Company under the Guarantee Agreement will be released. Therefore, although the Proposed Loan Transfer forms part of the Share Purchase Agreement, the consent of CDB in relation to the Proposed Loan Transfer is a condition precedent for the settlement through offset, which will not affect the validity of the Share Purchase Agreement. As at the Latest Practicable Date, the Company is still negating with CDB about the consent in relation to the Proposed Loan Transfer and has not obtained such consent.

- 8 -

LETTER FROM THE BOARD

3.	Information about Chalco Iron Core and the Bank Loans

(1)	Information about Chalco Iron Core

Chalco Iron Ore, a limited liability company established in Hong Kong on 6 October 2010 with a total issued share capital of HK$2,000 comprising 2,000 ordinary shares of a nominal value of HK$1.00 each, is indirectly owned as to 65% equity interest by the Company as at the Latest Practicable Date.

As at 31 December 2012, the audited book value of the net asset of Chalco Iron Ore was approximately RMB11,555.32 million. Further audited financial information of Chalco Iron Ore is set out in the table below (prepared under the China Accounting Standards for Business Enterprises):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net loss (before taxation and extraordinary items)	-	RMB12.50 million
Net loss (after taxation and extraordinary items)	-	RMB12.50 million

For the year ended 31 December 2011, there is no operating revenue, operating expense, gross profit or net profit of Chalco Iron Ore. For the year ended 31 December 2012, there is no operating revenue of Chalco Iron Ore. Its operating costs amounted to approximately RMB12.50 million, which is mainly attributable to the management fees and the investment losses, and its net loss (before taxation and extraordinary items) and the net loss (after taxation and extraordinary items) both to amounted approximately RMB12.50 million for the year ended 31 December 2012. The liabilities of Chalco Iron Ore as at 31 December 2012 amounted to RMB25.76 million, representing an increase of 32.5% as compared with that of RMB19.44 million as at 31 December 2011.

- 9 -

LETTER FROM THE BOARD

Pursuant to the Valuation Report, the appraised value of Chalco Iron Ore as at 31 December 2012 was approximately USD3,179.30 million (equivalent to approximately RMB19,983.48 million according to the exchange rate as at the Valuation Date, i.e. USD1.00=RMB6.2855) based on the discounted cash flow method. There is no updated valuation for Chalco Iron Ore since 31 December 2012. The Directors considers that the valuation as set out in the Valuation Report which based on 31 December 2012 is fair and reasonable after taking into account the following factors:

(i)

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Directors are of the view that there is no material adverse change occurred or change in the assumption used in the Valuation Report which may affect the valuation as set out in the Valuation Report as of the Latest Practicable Date;

(ii)

Pursuant to the relevant requirements of the PRC laws and regulations, the valuation report prepared by an independent qualified valuer will be effective within one year from the valuation base date. As such, the Valuation Report issued by China United Assets Appraisal Group Company Limited, an independent valuer of the PRC, is effective for the year ending 31 December 2013.

As an investment vehicle, Chalco Iron Ore holds 47% equity interest in Simfer Jersey which in turns holds indirectly 95% equity interest in the Project Company, which directly invests in and operates the Simandou Project. As at 31 December 2012, the total assets of Chalco Iron Ore amounted to approximately RMB11,581.08 million, including approximately RMB11,540.98 million of long-term equity interest investment in the Simandou Project. Therefore, the primary value of Chalco Iron Ore is its investment in the Simandou Project.

- 10 -

LETTER FROM THE BOARD

The Simandou Project involves the development of a premium open-pit iron mine located in Guinea in West Africa. Over the years, Rio Tinto, via the Project Company, has committed considerable time and cost on assessing the feasibility of the Simandou Project. In February 2013, Rio Tinto Iron Ore Atlantic Limited, an affiliate of Rio Tinto, prepared the Detailed Report on the Engineering and Design of the Simandou Project in relation to the summary of the mine under the Simandou Project, the construction plan of the infrastructure, the resources and reserves and the economic projection of the Simandou Project. According to the report, the current resources of No. 3 and No. 4 orebodies amounted to 2,718 million tonnes with an average grade of 65.5%. With increased investment in the iron ore and optimized infrastructure, it is estimated to reach the proposed annual production scale of 100 million tonnes in 2023.

The aforementioned 2,718 million tonnes of current minerals resources included 2,640 million tonnes of combine ore reserves and mineral resources and 78 million tonnes of unsorted resources. Pursuant to the relevant valuation requirements in the PRC, the amount of the unsorted resources cannot be used for the calculation of the valuation. Therefore, the valuation of the Valuation Report uses 2,640 million tonnes of combined ore reserves and minerals resources. Tonnages are reported on a dry basis. The cut-offs for both minerals resources and ore reserves is Fe greater than or equal to 58% and Al2O3 less than 3%.

As at 31 December 2012, after applying mining modifying factors, the abovementioned 2,718 million tonnes of current minerals resources converted to 1,844 million tonnes of reserves with an average grade of 65.5% and 796 million tonnes of resources with an average grade of 65.1%.

As far as the Company are aware of the estimated total capital requirement for the Simandou Project amounted to approximately USD18.3 billion.

As at the Latest Practicable Date, the Simandou Project is at the exploration stage. The expected first commercial production date is in December 2018, being delayed from 30 June 2015 (as originally scheduled) to 3.5 years later, pursuant to the Letter of Mutual Intent Relating to Implementation of the Simandou Project and Development of Investment Framework entered into among the Company, Rio Tinto and International Finance Corporation in August 2013.

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LETTER FROM THE BOARD

(2)	Information on the Bank Loans

As at the Valuation Date, the principal of the Bank Loans owed by Chalco Hong Kong to CDB under the Loan Agreement amounted to approximately USD438.75 million as shown in the financial statements of Chalco Hong Kong for the year 2012.

Pursuant to the Loan Agreement, Chalco Hong Kong shall pay the upfront costs, which represents 1.4% of the Bank Loans and has been fully paid at the Latest Practicable Date, and the interests in respect of the Bank Loans at the interest rate of LIBOR plus 3.3% every six months. Such Bank Loans shall be repaid by Chalco Hong Kong to CDB from April 2015 to April 2019 by installment. Saved as the guarantee provided by the Company under the Guarantee Agreement, there is no security or collateral provided for the Bank Loans.

4.	Valuation Methodology and Assumptions

The valuation reports of Chalco Iron Ore prepared by China United Assets Appraisal Group Company Limited are based on the discounted cash flow approach due to the following reasons:

(i)

The adoption of asset-based approach was not appropriate. The primary asset of Chalco Iron Ore is long-term equity investment in the exploitation of iron ore resources located in Guinea in West Africa. In addition, Chalco Iron Ore does not hold the controlling interest in the Simandou Project. Therefore, it is inappropriate to appraise the value of Chalco Iron Ore based on its balance sheet.

(ii)

The adoption of market approach was also not appropriate. As the iron mine in the Simandou Project is one of the largest iron mines under construction in the world and the Simandou Project is the largest project in Africa in terms of the investment scale, there will be a considerable deviation in the valuation results by adjustment to the comparable transactions involving in the market.

(iii)

The discounted cash flow approach is based on an estimate on the future profitability of the valued target. China United Assets Appraisal Group Company Limited has access to the necessary materials as required by the discounted cash flow approach so as to make a reasonable estimate on the future profits and risks.

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LETTER FROM THE BOARD

During the onsite investigation, China United Assets Appraisal Group Company Limited cannot access the mining area due to the tribal conflict in Guinea mining area, which cast influence on the China United Assets Appraisal Group Company Limited's original plan. As an alternative, China United Assets Appraisal Group Company Limited interviewed rear personnel in the mining area through telephone, and indirectly verified the construction in the mining area with the photos of onsite progress provided by them.

The tribal conflict has been solved before the reporting date. Due to the poor stability of political situation of Guinea and high operating risk of the Simandou Project in the future, China United Assets Appraisal Group Company Limited took all factors into consideration while calculating the discount rate (including 4% of country risk).

As the discounted cash flow method was applied in the Valuation Report, the Valuation Report is regarded as a profit forecast under Rule 14.61 of the Hong Kong Listing Rules.

Ernst & Young, the reporting accountants of the Company, has checked the arithmetical accuracy of the calculations of the discounted cash flows forecasts, which do not involve the adoption of accounting policies, underlying the valuation. The Board has confirmed that the profit forecast of Chalco Iron Ore in the Valuation Report has been made after due and careful enquiry by the Board. Letters from Ernst & Young and the Board are set out respectively in Appendix III to this circular.

In the course of conducting the valuation, the principal assumptions upon which the profit forecasts for Chalco Iron Ore has been made are presented as follows:

(1)	There will not be any material changes in the policies of the macro economy, finance and industries of the countries where Chalco Iron Ore operates within the forecast period.

(2)

There will not be any material changes in the social and economic conditions as well as the policies of taxation and tax rates of the countries where Chalco Iron Ore operates within the forecast period.

(3)	The management of Chalco Iron Ore within the forecast period will continue to operate according to the operational and management modes as pre-determined.

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LETTER FROM THE BOARD

(4)	The Project Company invests in accordance with the composition and scale of assets set out under the Detailed Project Design Report of Simandou Project .

(5)

The parameters affecting the conclusion of the valuation, such as the grades and moisture of the ore products from the principal business of the Project Company, determined with reference to the Detailed Project Design Report of Simandou Project, are valid and effective. Future sales strategies and cost control which will be up to standards as pre-determined and planned and will not be subject to significant changes.

(6)

In the future forecast period, all expenses incurred by Chalco Iron Ore will not vary substantially on basis of the Detailed Project Design Report of Simandou Project . Such expenses will be up to standards as pre-determined and planned and will vary with changes in operating scale simultaneously.

(7)

As the amount of monetary funds or bank deposits of the enterprise varies frequently during the course of production and operation, and idle funds are taken into account as surplus assets, neither the interest income from deposits nor other uncertain gain and loss other than interest-bearing liabilities will be taken into account.

(8)

The expected first commercial production date is in December 2018, being delayed from 30 June 2015 (as originally scheduled) to 3.5 years later, pursuant to the Letter of Mutual Intent Relating to Implementation of the Simandou Project and Development of Investment Framework entered into among the Company, Rio Tinto and International Finance Center in August 2013.

(9)	The future annual capacity and production volume of the mine, the future production life is determined based on the Detailed Report on the Engineering and Design of the Simandou Project .

(10)

The FOB price of iron ore was firstly converted to the price of the iron ore of the same kind excluding VAT based on the CIF price (including VAT and ocean freight, and the tariff is nil) of Brazilian iron ore in China with ocean freight deducted, and then deducted the port expenses.

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LETTER FROM THE BOARD

(11)

The principal entities of investment and gaining of the Simandou Project are domestic companies. The discounting rate shall thus be determined by relevant domestic parameters. Country risk arisen from differences in countries of business shall also be considered. The cost of equity capital, re, of this evaluation shall be determined at the capital assets pricing model (CAPM): re = rf + e x (rm - rf) + + rn.

(a)

Referring to the average rate of the medium-to-long term national debt issued in the PRC in the latest five years, the approximate of risk-free rate of return (rf) according to the average rate of national debt over ten years is 3.89%.

(b)

Through calculating the average rate of return of index from 21 May 1992, when the free stock prices and free bidding of the Shanghai composite index starts, to 31 December 2012, the approximate of the expected market return rate, i.e. rm is 10.53%.

(c)	Based on relevant financial information of the listed companies engaged in iron mine in the mining industry in China, the se of the appraised enterprise is calculated.

(d)

Considering that Rio Tinto is the controlling company of the Simandou Project, the core assets of Chalco Iron Ore, and Chalco Iron Ore itself is the wholly-owned subsidiary of the listed company, the corporate risk adjustment coefficient =0.

(e)

The political turbulence in Guinea poses high risks for the future operation of the Simandou Project. Before Chalco Iron Ore joined the Simando Project, No. 3 and 4 mining rights under the Simandou Project was threatened to be confiscated by the Guinean government. On 22 April 2011, Chalco urged the Guinea government to enter into the Settlement Agreement for Simandou Project with Rio Tinto, and on July 2013 Chalco Iron Ore, Rio Tinto, International Finance Corporation and Guinea government entered into the Document Regarding the Interpretation and Execution of Settlement Agreement , which further controlled the exploitation risk of Simandou Project. The investment environment of Simandou Project becomes more mature.

(f)	As a result of the above factors, it was determined that the country risk was 4%, and the final equity capital of the valued object re= 0.1323.

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LETTER FROM THE BOARD

5.	Reasons and Benefits of the Proposed Disposal and the Proposed Loan Transfer

As published in the unaudited 2013 third quarterly results of the Company, the operating turnover amounted to RMB122.06 billion, the net loss attributable to shareholders of the Company amounted to approximately RMB1.87 billion, the net loss after extraordinary gains and losses attributable to shareholders of the Company amounted to RMB4.90 billion and the net cash flow from operating activities amounted to approximately RMB2.35 billion for the nine months ended 30 September 2013. As at 30 September 2013, the gear ratio of the Company amounted to approximately 74.22%.

The Simandou Project is a large project in terms of the investment scale, being approximately USD18.3 billion as expected, with a long construction period. As a party to the Simandou Project, taking into account the abovementioned current financial position of the Company, it brings a huge funding pressure to the Company.

In order to reduce the capital expenditure, lower the gear ratio and cut down the interest expenses, the Company has to dispose of its equity interest in the Simandou Project. The total capital expenditure which is expected to be reduced from the Proposed Disposal is approximately USD5 billion. The interest expenses incurred in relation to the Bank Loans under the Proposed Loan Transfer amounted to approximately USD16 million per year. The Company believes that the Proposed Disposal and the Proposed Loan Transfer will bring a considerable cash flow for the Company and reduce the interest expenses.

Upon completion of the Proposed Disposal, the Company will keep its business plan and strategies to "develop leading products of the Company by moving towards the upstream of the industry chain with advantages, strengthen the business of alumina and aluminum based on resources".

The Directors (including the independent non-executive Directors) are of the view that the terms of the Share Purchase Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

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LETTER FROM THE BOARD

6.	Financial Effects of the Proposed Disposal and the Proposed Loan Transfer

The Company intends to use the net proceeds from the Proposed Disposal to repay a proportion of the loans of the Group so as to lower the size of the outstanding debt and to supplement the working capital of the Company so as to develop the key businesses of the Group, such as the construction and production of alumina mine, the production of aluminum and the integration of the coal, electricity and aluminum. The Company will determine the allocation of the abovementioned net proceeds for repaying the loans and supplementing working capital according to its actual situations. As of 30 September 2013, the amount of the outstanding debt (current and non-current portion) was approximately RMB125.24 billion. It is estimated that the change in such amount as of the Latest Practicable Date represents less than 5% as compare with that as of 30 September 2013. The due date of the debt ranges from 3 year to 10 year as of the Latest Practicable Date.

The gains expected to accrue to the Company from the Proposed Disposal (before deducting taxes and other expenses payable by the Company in respect of the Proposed Disposal), being the difference between the consideration and the respective carrying amount of the Group's investment as at 31 December 2012, was approximately RMB5.4 billion.

The excess of consideration over the net book value of the Equity Interest as at 31 December 2012 is approximately RMB5.4 billion. As such, the net asset value of the Company will be increased upon completion of the Proposed Disposal.

The Directors are of the view that the Proposed Disposal will not have any material effect on the assets and liabilities of the Company.

For the Proposed Loan Transfer, the Company estimates that the Proposed Loan transfer will reduce an amount of approximately USD16 million of interest expenses incurred per year and lower the gear ratio of the Company by approximately 1%.

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LETTER FROM THE BOARD

7.	Information about the Parties to the Share Purchase Agreement

The Company is a joint stock limited company established in the PRC; its shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and its ADSs are listed on the New York Stock Exchange. The Group is principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum; operation of coal and iron ore businesses as well as trading of other non-ferrous metal products. The Group is the largest producer of alumina and primary aluminum in the PRC.

Chalco Hong Kong, a wholly-owned subsidiary of the Company, is a limited liability company established in Hong Kong. The principal activities of Chalco Hong Kong include overseas investments and alumina import and export.

Chinalco, as the controlling shareholder of the Company, directly and indirectly holds 41.60% of the Shares of the Company as at the Latest Practicable Date. Chinalco is a stated-owned enterprise incorporated under the laws of the PRC, whose entities and businesses were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include copper fabrication and manufacturing of aluminum fabrication materials.

Chinalco Overseas Holdings, a wholly-owned subsidiary of Chinalco, is a limited liability company established in Hong Kong. The principal activities of Chinalco Overseas Holdings include the development of overseas resources and the investment management.

8.	Implications under the Hong Kong Listing Rules

Chinalco is the controlling shareholder of the Company. Therefore, Chinalco and Chinalco Overseas Holdings are connected persons of the Company and the Proposed Disposal and the Proposed Loan Transfer constitute connected transactions of the Company under the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the Proposed Disposal and the Proposed Loan Transfer exceeds 25% but is less than 75%, the Proposed Disposal and the Proposed Loan Transfer constitute major transactions as well as non-exempt connected transactions of the Company under the Hong Kong Listing Rules and are therefore subject to the reporting, announcement and the Independent Shareholders' approval requirements.

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LETTER FROM THE BOARD

As Mr. Xiong Weiping and Mr. Liu Caiming, the Directors, also hold management positions in Chinalco, they have abstained from voting on the board resolutions in respect of the Proposed Disposal and the Proposed Loan Transfer. Save as the aforementioned, none of the Directors has material interest in the Proposed Disposal or the Proposed Loan Transfer and therefore no other Director has abstained from voting on such board resolutions.

Chinalco and its associates, with an aggregate 41.60% equity interest in the Company, will abstain from voting on the ordinary resolutions in relation to the Proposed Disposal and the Proposed Loan Transfer to be proposed at the EGM. No other Shareholders are required to abstain from voting at the EGM.

III.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 20 to page 21 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders.

Your attention is also drawn to the letter from the Independent Financial Adviser set out on page 22 to page 41 of this circular which contains the advice to the Independent Board Committee and the Independent Shareholders.

The Directors (including independent non-executive Directors) consider that the Share Purchase Agreement has been negotiated on arm's length basis. The terms of this agreement and the transactions contemplated thereunder are fair and reasonable and are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend all Shareholders to vote in favour of the relevant resolutions set out in the EGM Notice.

IV.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

* For identification purpose only

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LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

14 November 2013

To the Independent Shareholders

Dear Sirs,

PROPOSED TRANSFER OF THE EQUITY INTEREST AND THE BANK LOANS
BY CHALCO HONG KONG TO CHINALCO OVERSEAS HOLDINGS

We refer to the circular of the Company dated 14 November 2013 to the shareholders of the Company (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the Proposed Disposal and the Proposed Loan Transfer.

GF Capital (Hong Kong) Limited has been appointed by the Company as the Independent Financial Adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 22 to 41 of the Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 19 of the Circular and the additional information set out in the appendices to the Circular.

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LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the terms of the Share Purchase Agreement and having considered the interests of the Company and the Independent Shareholders and the advice of the Independent Financial Adviser, we consider that the terms of such transactions are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM approving the Proposed Disposal and the Proposed Loan Transfer.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Wu Jianchang,
Ma Si-hang, Frederick,
Wu Zhenfang
Independent non-executive Directors

* For identification purpose only

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders from the Independent Financial Adviser which has been prepared for inclusion in this circular.

29-30/F, Li Po Chun Chambers
189 Des Voeux Road Central
Hong Kong

14 November 2013

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

PROPOSED TRANSFER OF THE EQUITY INTEREST AND THE BANK LOANS
BY CHALCO HONG KONG TO CHINALCO OVERSEAS HOLDINGS

INTRODUCTION

We refer to our engagement as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of (i) the proposed transfer of 65% equity interest held by Chalco Hong Kong in Chalco Iron Ore to Chinalco Overseas Holdings (the "Proposed Disposal"); and (ii) the proposed transfer to Chinalco Overseas Holdings of the loans provided by China Development Bank to Chalco Hong Kong in relation to the Simandou Project under the Loan Agreement (the "Proposed Loan Transfer"), details of which are set out in the letter from the Board (the "Board Letter") contained in the circular dated 14 November 2013 (the "Circular") issued by the Company to the Shareholders, of which this letter forms part. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as ascribed to them under the section headed "Definitions" in the Circular.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

By virtue of Chinalco, being the controlling shareholder of the Company, Chinalco and Chinalco Overseas Holdings are connected persons of the Company under the Hong Kong Listing Rules. Accordingly, the Proposed Disposal and the Proposed Loan Transfer constitute connected transactions of the Company under the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the Proposed Disposal and the Proposed Loan Transfer exceeds 25% but is less than 75%, the Proposed Disposal and the Proposed Loan Transfer constitute major transactions as well as non-exempt connected transactions of the Company under the Hong Kong Listing Rules and are therefore subject to the reporting, announcement and the Independent Shareholders' approval requirements. Chinalco and its associates, with an aggregate 41.60% equity interest in the Company, will abstain from voting on the ordinary resolutions in relation to the Proposed Disposal and the Proposed Loan Transfer to be proposed at the EGM.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true, accurate and complete in all material respects at the time they were made and continue to be true, accurate and complete in all material respects as at the date of the Circular. We have also relied on our discussion with the management of the Company regarding the Group and the respective terms of the Share Purchase Agreement and the Loan Agreement for the proposed connected transactions, including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors and the Company in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Group, Chinalco and their respective shareholders, subsidiaries, associates and business partners nor have we carried out any independent verification of the information supplied.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

BACKGROUND INFORMATION

Information about the parties to the Share Purchase Agreement

The Company and Chalco Hong Kong

The Company is a joint stock limited company established in the PRC. Its shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and its ADSs are listed on the New York Stock Exchange. The Group is principally engaged in mining of bauxite; the production and sale of alumina, primary aluminum; operation of coal and iron ore businesses as well as trading of other non-ferrous metal products. The Group is the largest producer of alumina and primary aluminum in the PRC.

Chalco Hong Kong, a wholly-owned subsidiary of the Company, is a limited liability company established in Hong Kong. The principal activities of Chalco Hong Kong include overseas investments and alumina import and export.

Chinalco and Chinalco Overseas Holdings

Chinalco, as the controlling shareholder of the Company, directly and indirectly through its associates, holds a total of 41.60% of the issued Shares of the Company as at the Latest Practicable Date. Chinalco is a state-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include copper fabrication and manufacturing of aluminum fabrication materials. Chinalco, as the controlling shareholder of the Company, directly and indirectly through its associates, holds a total of 41.60% of the issued Shares of the Company as at the Latest Practicable Date. Chinalco is a state-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include copper fabrication and manufacturing of aluminum fabrication materials.

Chinalco Overseas Holdings, a wholly-owned subsidiary of Chinalco, is a limited liability company established in Hong Kong. The principal activities of Chinalco Overseas Holdings include the development of overseas resources and the investment management.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Proposed Disposal and the Proposed Loan Transfer

Background

On 29 July 2010, the Company entered into the Joint Development Agreement with Rio Tinto and its affiliate for the development and operation of the Simandou Project, a premium open-pit iron ore mine located in Guinea, West Africa. This agreement provides that the Company (through its subsidiary) would acquire 47% of the equity interest in a joint venture company to be incorporated by Rio Tinto.

On 6 October 2010, the Company, through Chalco Hong Kong, established Chalco Iron Ore in Hong Kong, a wholly-owned subsidiary of the Company. On 28 November 2011, Chalco Hong Kong transferred 35% of the equity interest of Chalco Iron Ore to four investors, and Chalco Iron Ore held 47% of the equity interest in the joint venture company incorporated by Rio Tinto, i.e. Simfer Jersey. On the same date, the shareholders of Chalco Iron Ore entered into the Shareholders Agreement to contribute long-term equity investment by way of shareholder loans in Chalco Iron Ore in proportion of their respective shareholdings. As at the Latest Practicable Date, Chalco Hong Kong holds 65% and the other investors collectively hold 35% of the equity interest in Chalco Iron Ore. Chalco Iron Ore holds 47% of the equity interest in Simfer Jersey which in turns holds 95% equity interest in Simfer S.A., the project company which directly invests in and operates the Simandou Project.

On 19 April 2012, for the Simandou Project, Chalco Hong Kong entered into the Loan Agreement with China Development Bank to get an aggregate loan facility not exceeding USD702 million. The Company, as the sole shareholder of Chalco Hong Kong, also entered into the Guarantee Agreement with China Development Bank to provide guarantees for Chalco Hong Kong in relation to the bank loans under the Loan Agreement. Such bank loans are used for the long-term shareholding investment for Chalco Iron Ore under the Shareholders Agreement, which in turns for investing in the Simandou Project. As at 31 December 2012, the principal of the Bank Loans amounted to approximately USD438.75 million according to the financial statements of Chalco Hong Kong.

On 18 October 2013, the Company and its wholly-owned subsidiary, Chalco Hong Kong, entered into the Share Purchase Agreement with Chinalco and its wholly-owned subsidiary, Chinalco Overseas Holdings, pursuant to which (i) Chalco Hong Kong agreed to sell and Chinalco Overseas Holdings agreed to purchase an aggregate of 1,300 ordinary shares of a nominal value of HK$1.00 each of Chalco Iron Ore, representing 65% equity interests of the issued share capital of Chalco Iron Ore, together with its long-term equity investment in Chalco Iron Ore by way of shareholder loan under the Shareholders Agreement; and (ii) Chalco Hong Kong agreed to transfer the Bank Loans to Chinalco Overseas Holdings subject to the consent of China Development Bank.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Upon the Effective Date, Chalco Hong Kong will not hold any equity interest in Chalco Iron Ore and the financial results of Chalco Iron Ore will cease to be consolidated into the Group's financial results. Upon completion of the Proposed Loan Transfer, Chinalco Overseas Holdings will assume the obligations and enjoy the rights of Chalco Hong Kong under the Loan Agreement and the Shareholders Agreement, and Chinalco will assume the obligations and enjoy the rights of the Company under the Guarantee Agreement and the Joint Development Agreement upon the Effective Date. The corresponding interests and other costs of the Bank Loans incurred before the Effective Date will be assumed by Chalco Hong Kong.

Principal terms of the Share Purchase Agreement

Date:	18 October 2013

Parties:	Chinalco Overseas Holdings (as the purchaser);
Chinalco (as the purchaser parent);
Chalco Hong Kong (as the seller);
the Company (as the seller parent).

Consideration:

The consideration of the Proposed Disposal to be paid by Chinalco on behalf of Chinalco Overseas Holdings to the Company on behalf of Chalco Hong Kong, is USD2,066.54 million, which is determined with reference to the 65% of the appraised net assets of Chalco Iron Ore according to the valuation report prepared by China United Assets Appraisal Group Company Limited dated 28 September 2013 (the "Valuation Report") ("Equity Consideration").

The consideration of the Proposed Loan Transfer to be paid by the Company on behalf of Chalco Hong Kong to Chinalco on behalf of Chinalco Overseas Holdings, is USD438.75 million, which is determined based on the principal of the Bank Loans owed by Chalco Hong Kong to China Development Bank under the Loan Agreement as shown in the financial statements of Chalco Hong Kong as at 31 December 2012 ("Loan Consideration").

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Subsequent Investment:	Chalco Hong Kong may continue to provide long-term equity investment in Chalco Iron Ore under the Shareholders Agreement during the period from the Valuation Date to the Effective Date.

Chinalco Overseas Holdings shall repay Chalco Hong Kong the amount of the abovementioned subsequent investment if any (the "Subsequent Investment", together with the Equity Consideration, the "Total Consideration").

Payment:	On the condition that the consent of China Development Bank in relation to the Proposed Loan Transfer has been obtained, the Total Consideration will be paid as follows:

*

The first instalment, being USD438.75 million shall be paid on the Effective Date. The first instalment will be offset by the Loan Consideration, the amount of which is equivalent to the first instalment.

*

The second instalment, being USD387.87 million plus the Subsequent Investment (if any), together with the remaining amount (the Total Consideration minus the first instalment) at the Annual Interest Rate from the date following the Effective Date to the payment date of the second instalment, will be paid on 31 December 2014.

The corresponding losses or profits of the Equity Interest incurred during the period from the Valuation Date to the Effective Date and the relevant interests will be assumed by Chalco Hong Kong and will be paid together with the second instalment.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

*

The third instalment, being USD413.31 million, together with the 60% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the second instalment to the payment date of the third instalment, will be paid on 31 December 2015.

*

The fourth instalment, being USD413.31 million, together with the 40% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the third instalment to the payment date of the fourth instalment, will be paid on 31 December 2016.

*

The fifth instalment, being USD413.31 million, together with the 20% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the fourth instalment to the payment date of the fifth instalment, will be paid on or before 31 December 2017.

On the condition that the consent of CDB in relation to the Proposed Loan Transfer has not been obtained, the Total Consideration will be paid as follows:

*	The first instalment, being USD413.31 million, shall be paid on the Effective Date.

*

The second instalment, being USD413.31 million plus the Subsequent Investment (if any), together with the remaining amount (the Total Consideration minus the 20% of the Equity Consideration) at the Annual Interest Rate from the date following the Effective Date to the payment date of the second instalment, will be paid on 31 December 2014.

The corresponding losses or profits of the Equity Interest incurred during the period from the Valuation Date to the Effective Date and the relevant interests will be assumed by Chalco Hong Kong and will be paid together with the second instalment.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

*

The third instalment, being USD413.31 million, together with the 60% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the second instalment to the payment date of the third instalment, will be paid on 31 December 2015.

*

The fourth instalment, being USD413.31 million, together with the 40% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the third instalment to the payment date of the fourth instalment, will be paid on 31 December 2016.

*

The fifth instalment, being USD413.31 million, together with the 20% of the Equity Consideration at the Annual Interest Rate from the date following the payment date of the fourth instalment to the payment date of the fifth instalment, will be paid on or before 31 December 2017.

Conditions precedent:	The Share Purchase Agreement will become effective subject to, among other things, the fulfillment of the followings:

(a)	the Proposed Disposal having been filed at the State-owned Assets Supervision and Administration Commission of the State Council of the PRC;

(b)	the Proposed Disposal having been approved by National Development and Reform Commission of the PRC;

(c)	the Proposed Disposal having been approved by the Independent Shareholders at the EGM; and

(d)	the consent of Rio Tinto in relation to the Proposed Disposal having been obtained.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Information about Chalco Iron Ore

Chalco Iron Ore, a limited liability company established in Hong Kong on 6 October 2010 with a total issued share capital of HK$2,000 comprising 2,000 ordinary shares of a nominal value of HK$1.00 each, is indirectly owned as to 65% equity interest by the Company through Chalco Hong Kong as at the Latest Practicable Date.

As at 31 December 2012, the audited book value of the net asset of Chalco Iron Ore was approximately RMB11,555.32 million. The appraised value of Chalco Iron Ore as at 31 December 2012, as prepared by China United Assets Appraisal Group Company Limited based on the discounted cash flow method, was approximately USD3,179.30 million (or approximately RMB19,983.48 million according to the exchange rate as at the Valuation Date, i.e. USD1.00 = RMB6.2855). Further audited financial information of Chalco Iron Ore is set out in the table below (prepared under the China Accounting Standards for Business Enterprises):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net loss (before taxation and extraordinary items)	-	RMB12.50 million
Net loss (after taxation and extraordinary items)	-	RMB12.50 million

As an investment vehicle, Chalco Iron Ore holds 47% equity interest in Simfer Jersey which in turns holds indirectly 95% equity interests in Simfer S.A., the project company which directly invests in and operates the Simandou Project. As at 31 December 2012, the total asset of Chalco Iron Ore amounted to approximately RMB11,581.08 million, including approximately RMB11,540.98 million of long-term equity interest investment in the Simandou Project. The primary value of Chalco Iron Ore is its investment in the Simandou Project.

The Simandou Project involves the development of a premium open-pit iron mine located in Guinea in West Africa. Over the years, Rio Tinto, via Simfer S.A., has committed considerable time and cost on assessing the feasibility of the Simandou Project. According to the Detailed Report on the Engineering and Design of the Simandou Project , the current resources of No. 3 and No. 4 orebodies amounted to 2,718,000,000 tonnes with an average grade of 65.5%. With increased investment in the iron ore and optimized infrastructure, it is estimated to reach the proposed annual production scale of 100,000,000 tonnes in 2023.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS CONSIDERED

In formulating and giving our independent advice and recommendation in respect of the proposed connected transactions, we have considered the following principal reasons and factors:

Reasons for and benefits of the Proposed Disposal and Proposed Loan Transfer

In relation to the Proposed Disposal

Based on our discussion with the management of the Company, we note that the reasons for and benefits of the Proposal Disposal are as follows:

(a)

The Simandou Project is a large project in terms of the investment scale with a long construction period. As a party to the Simandou Project, taking into account of the current financial position of the Company, it brings a huge funding pressure to the Company. As part of our due diligence, we have reviewed the annual report of the Company for the year ended 31 December 2012 ("2012 Annual Report") and the third quarterly report for the nine months ended 30 September 2013 ("2013 Quarterly Report"). According to the 2012 Annual Report, the total current assets and total current liabilities of the Group as at 31 December 2012 amounted to approximately RMB49.0 billion and RMB83.9 billion, representing a net current liabilities position of approximately RMB34.8 billion. According to the 2013 Quarterly Report, the total current assets and total current liabilities of the Group as at 30 September 2013 amounted to approximately RMB66.9 billion and RMB95.3 billion, representing a net current liabilities position of approximately RMB28.4 billion. In addition, as stated in the Board Letter, we noticed that the subsequent investment amount in relation to the Simandou Project for the year ended 31 December 2013 would expect to amount to approximately USD54.17 million. Further, as stated in the Board Letter, as far as the Company is aware of, the estimated total capital requirement for the Simandou Project amounted to approximately USD18.3 billion. As stated in the Board Letter, the total capital expenditure which is expected to be reduced from the Proposed Disposal is approximately USD5 billion. The interest expenses incurred in relation to the Bank Loans under the Proposed Loan Transfer amounted to approximately USD16 million per year. Upon completion of the Proposed Disposal, the Company can therefore reduce the capital expenditure, lower the gear ratio and cut down the interest expenses. The Company believes that the Proposed Disposal will bring a considerable cash flow for the Company.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)

Chalco Iron Ore incurred a net loss after tax attributable to the Company of approximately RMB12.5 million for the year ended 31 December 2012. According to the management of the Company, a further net loss after tax of Chalco Iron Ore would be approximately RMB3.53 million for the six months ended 30 June 2013. Based on our discussion with and the information provided by the management of the Company, Chalco Iron Ore would still require a large amount of capital investment in various areas along different stages of mine life of the Simandou Project. Upon our review of Valuation Report, it stated that the Simandou Project would not generate revenue from production until 2019. Therefore, we are of the view that the Proposed Disposal could ease and lessen the Group's financial position in the near future.

(c)

The gains expected to accrue to the Company from the Proposed Disposal (before deducting taxes and other expenses payable by the Company in respect of the Proposed Disposal), being the difference between the consideration and the respective carrying amount of the Group's investment as at 31 December 2012, is approximately RMB5.4 billion. The excess of consideration over the net book value of the Equity Interest as at 31 December 2012 is approximately RMB5.4 billion.

Having considered the above reasons for and benefits of the Proposed Disposal, we concur with the Directors' view that the Proposed Disposal is in the interests of the Company and the Shareholders as a whole.

In relation to the Proposed Loan Transfer

As stated in the Board Letter, on 19 April 2012, for the Simandou Project, Chalco Hong Kong entered into the Loan Agreement with China Development Bank to get an aggregate loan facility not exceeding USD702 million. The Company, as the sole shareholder of Chalco Hong Kong, also entered into the Guarantee Agreement with China Development Bank to provide guarantees for Chalco Hong Kong in relation to the bank loans under the Loan Agreement. Such bank loans are used for the long-term shareholding investment for Chalco Iron Ore under the Shareholders Agreement, which in turns used for investing in the Simandou Project. As at 31 December 2012, the principal of the Bank Loans amounted to USD438.75 million according to the financial statements of Chalco Hong Kong. Upon completion of the Proposed Disposal, Chalco Hong Kong will no longer have any interest in Chalco Iron Ore. Not only will the Proposed Loan Transfer reduce the debt obligation of the Group of USD438.75 million, it also save up interest expenses from the Group to China Development Bank. Further, it would release the Guarantee Agreement entered into between the Company and China Development Bank. As such, the Proposed Loan Transfer can avoid the risk of bad debts and supplement the working capital of the Group.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As stated in the Board Letter, although the Proposed Loan Transfer forms part of the Share Purchase Agreement, the consent of China Development Bank in relation to the Proposed Loan Transfer is a condition precedent of the settlement through offset. As stated in the payment term in the Share Purchase Agreement, if such consent is obtained, the Total Consideration will be deducted by the Bank Loans. The Proposed Loan Transfer, however, is not a condition precedent for the completion of the Share Purchase Agreement. If the consent is not obtained finally, Chalco Hong Kong will have to continue to meet its debt obligation under the Loan Agreement and the Company will have to service its Guarantee Agreement with China Development Bank. Nevertheless, on the condition that the consent is not obtained, the Total Consideration will be separately settled and the Company can use the first installment of the Total Consideration to repay the Bank Loans, upon which the obligations of Chalco Hong Kong under the Loan Agreement and the obligations of the Company under the Guarantee Agreement will be released. As such, there will be no significant negative impact to the Company if it cannot obtain the consent of China Development Bank for the Proposed Loan Transfer.

Having considered the above reasons and benefits of the Proposed Loan Transfer, we concur with the Directors' view that the Proposed Loan Transfer is in the interests of the Company and the Shareholders as a whole.

Basis in determining the considerations for the Proposed Disposal and Proposed Loan Transfer

Pricing basis

The Equity Consideration, being approximately USD2,066.54 million (equivalent to RMB12,989.26 million), which is determined with reference to the 65% of the appraised net assets of Chalco Iron Ore under the Valuation Report. Based on the audited book value of the net assets of Chalco Iron Ore as at 31 December 2012 of approximately RMB11,555.32 million, the net assets attributable to the 65% equity interest in Chalco Iron Ore held by the Company amounted to approximately RMB7,510.96 million. Accordingly, the Equity Consideration represented a premium of approximately 72.94% over its net asset value.

In addition, Chalco Hong Kong may continue to provide long-term equity investment in Chalco Iron Ore under the Shareholders Agreement during the period from the Valuation Date to the Effective Date. Chinalco Overseas Holdings shall repay Chalco Hong Kong the amount of the abovementioned Subsequent Investment if any.

The Directors are of the view that the valuation of Chalco Iron Ore prepared by China United Assets Appraisal Group Company Limited has been made after due care and enquiry by the Directors. A comfort letter from the Company's auditors and a comfort letter from the Board are included in Appendix III to the Circular.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

To assess the basis in determining the Equity Consideration, we have reviewed the Valuation Report, discussed with the independent valuer and the management of the Company. Based on our discussion with the independent valuer, we note that they have considered three valuation approaches, namely the asset-based approach, the market approach and the discounted cash flow approach in valuing Chalco Iron Ore. The independent valuer is of the view that:

(a)

the adoption of asset-based approach was not appropriate, as the primary asset of Chalco Iron Ore is a long-term equity investment in the exploitation of iron ore resources located in Guinea in West Africa. In addition, Chalco Iron Ore does not hold the controlling interest in the Simandou Project. Therefore, it is inappropriate to appraise the value of Chalco Iron Ore based on its balance sheet; and

(b)

the adoption of market approach was also not appropriate as the iron mine in the Simandou Project is one of the largest iron mines under construction in the world and the Simandou Project is the largest project in Africa in terms of the investment scale. There will be considerable deviation in the valuation results by adjustment to the comparable transactions involving in the market.

As such, the independent valuer adopted the discounted cash flow approach which is based on an estimate on the future profitability of the valued target to derive the appraised value of the disposal interest. The independent valuer has access to the necessary materials so as to make a reasonable estimate on the future profits and risks.

Taking into account (i) the validity period of the Valuation Report is one year since the valuation base date pursuant to the relevant requirements of the PRC laws and regulations; (ii) there is no material adverse change occurred or change in the assumption used in the Valuation Report which may affect the valuation as set out in the Valuation Report as of the Latest Practicable Date; and (iii) the Equity Consideration forms part of the Total Consideration only and the Subsequent Investment accounts for investment since 1 January 2013 and up to the Effective Date, we are of the view that the valuation base date of 31 December 2012 is fair and reasonable.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Upon review, we note that Ernst & Young, the reporting accountants of the Company, has checked the arithmetical accuracy of the calculations of the discounted cash flows forecasts, which do not involve the adoption of accounting policies, underlying the Valuation. We further note that the Board has confirmed that the profit forecast of Chalco Iron Ore in the Valuation Report has been made after due and careful enquiry by the Board. Letters from Ernst & Young and the Board are set out respectively in Appendix III to the Circular. We have reviewed the discounted cash flow forecast underlying the business valuation dated 28 September 2013 prepared by China United Assets Appraisal Group Company Limited in respect of Chalco Iron Ore as at 31 December 2012 and are of the view that the discounted cash flow forecast are fair and reasonable so far as the Company (as the parent company of Chalco Hong Kong, the seller of the Proposed Disposal) and the Independent Shareholders are concerned.

In addition, we have discussed with the independent valuer and reviewed the principal assumptions in the course of conducting the valuation, which have been set out in the Board Letter. In particular, we have enquired as to why the first commercial production date of the Simandou Project (the "First Commercial Production Date") is assumed to be delayed from 30 June 2015 (as originally scheduled) to 3.5 years later, pursuant to the Letter of Mutual Intent Relating to Implementation of the Simandou Project and Development of Investment Framework Agreements entered into among the Company, Rio Tinto and International Finance Center in August 2013. We consider this timing difference is a key parameter to arrive at a lower-than-originally scheduled calculation of the discounted cash flows forecasts underlying the Valuation. In this connection, we have obtained written confirmation from the Company that the First Commercial Production Date will more likely be in December 2018, due to pending negotiations and co-ordinations between the local governments and the relevant shareholders which will affect the pace of early stage construction of the Simandou Project. We have obtained further written confirmation from the Company that the Simandou Project shall require prolonged years of large-scale construction due to a number of new different infrastructure such as railway and port, which will be subject to local labour market. On this basis, we consider that the assumptions adopted by the independent valuer are fair and reasonable.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In respect of the valuation parameters, we have also reviewed the key parameters including the discount rate, the annual production volume and future iron price. The discount rate used in the valuation is 13.23%. We have reviewed the calculation of the discount rate which is determined using the capital asset pricing model after taking into account the risk-free rate, beta, market risk premium, country risk premium and corporate risk adjustment coefficient. We are of the view the determination of discount rate has reasonable basis. In terms of annual production volume, the Simandou Project is expected to commence production of approximately 39 million tons of iron ores and receive cash flow in 2019. The annual production volume is expected to reach its maximum production capacity of approximately 100 million tons of iron ores by 2024. The production life is expected to end in 2054 at 59 million tons of iron ores, representing a total production life of 36 years. The iron ore price (net of transportation cost) used in the valuation is approximately USD96.27/ton. We have reviewed and noticed that the future annual production volume of the mine, the production life and future iron price are generally in line with the Detailed Report on the Engineering and Design of the Simandou Project , being the fundamental feasibility study report of the Simandou Project based on JORC (Joint Ore Reserves Committee) standard. Set out below is the expected annual production capacity:

Year	2013-2018	2019	2020	2021	2022	2023	2024-2034	2035	2036

Iron Ore Production (mil tons)	-	39	50.5	60.5	81.5	97.5	100	97.5	82.3

Year	2037	2038	2039-2046	2047	2048	2049-2052	2053	2054

Iron Ore Production (mil tons)	68.3	63.5	60	59	55.5	53	50	59

For our due diligence purpose, we have performed the steps, including (i) discussing with the independent valuer on its terms of engagement and we are of the view that the scope of work is appropriate to the opinion required to be given and not aware that any limitations on the scope of work which might adversely impact on the degree of assurance given by the expert's report, opinion or statement; (ii) obtaining from the independent valuer the name, qualification and experience of the staff in charge of this engagement, and noting that the staff in charge of this engagement is a certified public valuer in the PRC and has over 11 years' of experience in valuation of assets and properties; (iii) the independent valuer confirmed that, save for acting as independent valuer, there is no prior or current relationship between the independent valuer and the Company, the other parties to the Proposed Disposal and the Proposed Loan Transfer and their respective connected persons save for the engagement by the Company in relation to certain disposal transactions as disclosed in the circular of the Company dated 7 June 2013; and (iv) we are not aware that the Company or the other parties to the Proposed Disposal and the Proposed Loan Transfer has made any other formal or informal representations to the independent valuer which are not in accordance with our knowledge.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given that (i) the Total Consideration not only comprises the Equity Consideration and the Loan Consideration but also includes the subsequent investment during the period from the Valuation Date to the Effective Date; (ii) the Equity Consideration is in line with the appraised value provided by the independent valuer; (iii) the valuation approach is a commonly adopted methodology in appraising the value of the disposal interests; (iv) Ernst & Young, the reporting accountants of the Company, has checked the arithmetical accuracy of the calculations of the discounted cash flows forecasts underlying the Valuation; (v) the Board has confirmed that the profit forecast of Chalco Iron Ore in the Valuation Report has been made after due and careful enquiry by the Board; and (vi) we are not aware of any reasons to doubt the fairness and appropriateness of the assumptions adopted by the independent valuer, we concur with the Directors' view that the basis in determining the Equity Consideration is determined after arm's length negotiation which are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

In relation to the Proposed Loan Transfer, the Loan Consideration, which is equivalent to the principal of Bank Loans owed by Chalco Hong Kong to China Development Bank under the Loan Agreement, amounted to approximately USD438.75 million as stated in the financial statements of Chalco Hong Kong as of 31 December 2012. Given the Bank Loans is transferred at its book value, we concur with the Directors' view that the Proposed Loan Transfer is carried out under normal commercial terms which are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

Payment terms

Details of the payment terms have been set out in the section headed "Principal terms of the Share Purchase Agreement" above. We note that the consideration of the Proposed Disposal will be basically settled in five installments with each representing approximately 20% of the total consideration, subject to the obtaining the consent of China Development Bank in relation to the Proposed Loan Transfer. If the consent in relation to the Proposed Loan Transfer is obtained, the first instalment of Equity Consideration, which will be equal to USD438.75 million, will be offset by the Loan Consideration, while the second instalment of the Equity Consideration would be adjusted to USD387.87 million and the remaining three instalments will be USD413.31 million. If the consent of the Proposed Loan Transfer could not be obtained, the Equity Consideration will be settled in five equal instalments of USD413.31 million each.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on our discussion with the management of the Company, we understand that such deferred payment terms were determined after taking into consideration that (i) the Equity Consideration is of a considerable amount; (ii) Chalco Iron Ore has been in continuous losses since 2012 and Chinalco is required to provide a large amount of capital expenditure to achieve mining production of the Simandou Project; and (iii) Chinalco shall pay interests for the deferred portions of the Equity Consideration at the Annual Interest Rate, being the interest rate of LIBOR plus 0.9% which is based on the lending rate of USD for one year in the international credit market.

Based on our research and information provided by the management of the Company, we are not able to identify any recent comparable transaction that (i) involves a company listed on the main board of the Hong Kong Stock Exchange; (ii) is of similar transaction size; and (iii) the underlying equity interest or asset being disposed is principally engaged in iron ore business in Guinea and is making substantial loss. As such, we are not able to opine on the fairness and reasonableness of the Annual Interest Rate of the Proposed Disposal and whether it is on normal commercial term.

However, as stated in the Board Letter, the Company has made internal assessment on the probability of default and the corresponding financial risks. We noted that (i) Chinalco Overseas Holdings is wholly owned by Chinalco which is a state-owned enterprise with sound credit record; (ii) the long-term good credit rating of AAA of Chinalco pursuant to the credit rating report issued by China Lianhe Credit Rating Co., Ltd. on 28 June 2012; (iii) the strong financial strength of Chinalco, whose monthly deposit balance amounted to approximately RMB30 billion; (iv) the centralized management system of funds of Chinalco; and (v) the good financing capacity of Chinalco. On this basis, we consider that the default risk by the purchaser is manageable.

Based on our discussion with the management of the Company, we are informed that the deferred payment arrangement was determined after arm's length negotiation and we also note that the deferred payment arrangement would not have material negative impact on the overall operation of the Group. Given that (i) Chinalco shall make interest payment in accordance with the Annual Interest Rate for the corresponding period; (ii) there will be no material negative impact on the overall operation of the Group; (iii) given the Equity Consideration representing a premium of approximately 72.94% over its net asset value; (iv) the relatively low default risk; (v) the benefits of the Proposed Disposal and (vi) the possible financial effects of the Proposed Disposal as discussed in the next section, we are of the view that the deferred payment terms under the Proposed Disposal, which was determined after arm's length negotiation, on an overall basis are justifiable.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Possible financial effects of the Proposed Disposal and the Proposed Loan Transfer

Earnings

The Equity Consideration amounted to approximately USD2,066.54 million, which is determined with reference to the 65% of the appraised total shareholders' equity value of Chalco Iron Ore. According to the Valuation Report, the audited net assets of Chalco Iron Ore were approximately RMB11,555.32 million as at 31 December 2012. The gains expected to accrue to the Company from the Proposed Disposal (before deducting taxes and other expenses payable by the Company in respect of the Proposed Disposal), being the difference between the consideration and the respective carrying amount of the Group's investment (excluding any profit recognized or loss incurred by the equity interest before they are acquired by the Group, if any) at the date of 31 December 2012, was approximately RMB5.4 billion.

Further, as stated in the Board Letter, the net loss (after taxation and extraordinary items) of Chalco Iron Ore for the year ended 31 December 2012 amounted to RMB12.5 million. Upon completion of the Proposed Disposal, Chalco Iron Ore will no longer be a subsidiary of the Company such that the profits or loss of it will no longer be consolidated into the Group's financial results.

In addition, the Proposed Loan Transfer, if consent is obtained, would reduce the debt obligation of the Group of USD438.75 million which in turn saves up interest expenses from the Group to China Development Bank and therefore enhance the earning position of the Group.

As such, we are of the view that the Proposed Disposal and the Proposed Loan Transfer will have positive financial impact on the earnings of the Group.

Gearing

According to the audited financial statements of Chalco Iron Ore, the total liabilities amounted to approximately RMB25.76 million as of 31 December 2012. Further, as stated in the Board Letter, the principal of the Bank Loans amounted to USD438.75 million as of 31 December 2012. Upon completion of the Proposed Disposal, Chalco Iron Ore will no longer be a subsidiary of the Company such that the liabilities of it will no longer be consolidated into the Group. As stated in the Board Letter, the Proposed Loan Transfer would lower the gearing ratio of the Company by approximately 1%. The gearing position of the Group will be improved upon completion of the Proposed Loan Transfer.

As such, we are of the view the Proposed Disposal and Proposed Loan Transfer will have positive financial impact on the gearing of the Group.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Net asset value

Upon the Effective Date, Chalco Hong Kong will not hold any interest in Chalco Iron Ore and the excess of consideration over the net book value of the Equity Interest as at 31 December 2012 amounted to approximately RMB5.4 billion. Therefore, the net asset value of the Company will be increased upon completion of the Proposed Disposal.

As such, we are of the view that the Proposed Disposal will have positive financial impact on the net assets value of the Group.

Working capital

As disclosed in the Board Letter, we note that the consideration of the Proposed Disposal will be basically settled in five installments with each representing approximately 20% of the total consideration, subject to obtainment of the Proposed Loan Transfer. If the consent of China Development Bank to the Proposed Loan Transfer is obtained, the first instalment of Equity Consideration will be offset by the Loan Consideration and hence no immediate cash effect. If the Proposed Loan Transfer is not obtained, the Equity Consideration will be settled in five equal instalments at USD413.31 million each and hence working capital of the Group will increase by the same amount.

As stated in the Board Letter, the Company intends to use the net proceeds from the Proposed Disposal to repay a proportion of the loans of the Group so as to lower the size of the outstanding debt and to supplement the working capital of the Company so as to develop the key businesses of the Group, such as the construction and production of alumina mine, the production of aluminum and the integration of the coal, electricity and aluminum.

On the other hand, the Proposed Loan Transfer, if the consent of China Development Bank thereto is obtained, is expected to reduce the debt obligation of the Group of USD438.75 million which in turn saves up interest expenses payable to China Development Bank in relation to the Bank Loans and therefore enhance the liquidity position of the Group. In any event, if the same consent is not obtained, the Total Consideration will be separately settled and the Company can use the first installment of the Total Consideration to repay a major proportion of the Bank Loans, thereby resulting in the reduction of the debt obligation of the Group which in turn saves up interest expenses payable to China Development Bank in relation to the Bank Loans and enhancing the liquidity position of the Group.

As such, we are of the view that the Proposed Disposal and Proposed Loan Transfer will have a positive effect on the working capital of the Group.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

RECOMMENDATION

Taking into account the above factors and the views of the Board in the Board Letter, we are of the view that the terms of the Share Purchase Agreement and the transactions contemplated thereunder and the Proposed Loan Transfer are determined after arm's length negotiation, fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Shareholders, and we recommend the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the resolutions to be proposed at the EGM approving the Proposed Disposal and the Proposed Loan Transfer.

Yours faithfully,
For and on behalf of
GF Capital (Hong Kong) Limited

Danny Wan	Harry Yu
Managing Director	Director

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP FOR THE LAST THREE YEARS

The Company is required to set out in this circular the information for the last three financial years with respect to the Group's profits and losses, financial record and position (set out as a comparative table) and the latest published audited balance sheet together with the notes to the annual accounts for the latest financial year.

The audited consolidated financial statements together with relevant notes thereto of the Company for the years ended 31 December 2010, 2011 and 2012 have been disclosed in the following documents published on the Stock Exchange's website (http://www.hkexnews.hk) and the Company's website (http://www.chalco.com.cn/):

Annual report of the Company for the year ended 31 December 2012 published on 19 April 2013 (Page 116 to page 308);

Annual report of the Company for the year ended 31 December 2011 published on 23 April 2012 (Page 107 to page 280); and

Annual report of the Company for the year ended 31 December 2010 published on 13 April 2011 (Page 119 to page 272).

2.	STATEMENT OF INDEBTEDNESS

At the close of business on 30 September 2013, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had the following borrowings:

	Secured	Guaranteed	Unsecured	Total
	RMB'million	RMB'million	RMB'million	RMB'million

Bank and other loans	14,194	6,926	59,915	81,035
Medium-term notes and long-term bonds	-	2,000	25,000	27,000
Short-term bonds	-	-	17,000	17,000

	14,194	8,926	101,915	125,035

Bank loans were secured by mortgages on certain equipment, inventories, receivables and land use rights owned by the Company and certain of its subsidiaries.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Bank and other loans amounted to RMB20 million, RMB5,526 million and RMB1,380 million were guaranteed by the subsidiaries of Aluminum Corporation of China, the Company and certain non-controlling interests of certain subsidiaries of the Company, respectively. Long-term bond amounted to RMB2,000 million was guaranteed by the non-controlling interest of the Company.

Save as aforesaid and apart from intra-group liabilities and normal trade payables, the Group did not have any outstanding mortgages, charges, debentures, loan capital or overdraft, or other similar indebtedness, finance lease or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities as at 30 September 2013.

3.	WORKING CAPITAL

As at the Latest Practicable Date, having made appropriate inquiries and taking into account the Group's internally generated funds, available loan facilities, estimated net proceeds from the Proposed Disposal after deducting the Proposed Loans Transfer, the Directors are of the opinion that the Group will have sufficient working capital for its present requirements for at least the next 12 months from the date of this circular.

4.	FINANCIAL AND BUSINESS OUTLOOK

In 2013, the Company will continue to move towards the upstream of the industry chain with advantages, and strengthen the business of alumina and aluminum based on its resources. The Company will also accelerate the restructuring and strategic transformation, striving to significantly reduce its losses and turn losses into profits.

(i)

The Company will further adjust its structure according to its corporate strategy. Taking into account both the long-term development and short-term benefits, the Company will adjust and optimize the regional layout, actively develop the bauxite mines abroad, increase its self-sufficiency in bauxite and turn its resource advantages into cost advantages. The Company will emphasize on its energy supply, and press ahead with the integrated developments of coal-electricity-aluminum as well as water-electricity-aluminum, in a bid to improve the coal production capacity and power generation besides the main business of aluminum. The Company will optimize procurement, marketing, logistics and storage services, so as to improve its market share of aluminum products and increase its market influence.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(ii)

The Company will expedite its technological innovation and reduce costs through technological advancement. The Company will secure investment in research and development of technologies for more advanced technological research and development and take the lead in technology in the industry. The Company will accelerate the transformation of technology results into industrial application and enhance efforts in energy saving and emission reduction with a view to develop its core competitiveness.

(iii)

The Company will further introduce the "market orientation and open manner" reform to trigger the enterprise's momentum and vitality. The Company will continue to transform its operations and refine its management comprehensively. The Company will also strength its market researches to boost its profits from sales.

(iv)

The Company will step up its capital management and safeguard its funding. Through scaling down investments, the Company will invest in projects relating to key structural adjustment and strategic transformation of the Company with limited resources and funding, so as to ensure return on investment. The Company will expand investment channels, ensure safety of cash flows, optimize capital structure and trim financing costs.

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APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

Directors', Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures

At the Latest Practicable Date, none of the Directors, the Chief Executive of the Company or the supervisors of the Company or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

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APPENDIX II	GENERAL INFORMATION

Substantial Shareholders' and other Persons' Interests and Short Positions in Shares and Underlying Shares

At the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, the Chief Executive of the Company and the supervisors of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial shareholder of the Company:

Percentage
				in the relevant	Percentage
Name of substantial				class of	in total
shareholder	Class of shares	Number of shares held	Capacity	share capital	share capital

Chinalco	A Shares	5,626,277,799(L)	Beneficial owner and	58.73%(L)	41.60%(L)
		(Note 1)	interests of controlled
corporations

China Cinda Asset	A Shares	790,111,047(L)	Beneficial owner	8.25%(L)	5.84%(L)
Management Co., Ltd

China Construction	A Shares	593,630,675(L)	Beneficial owner	6.20%(L)	4.39%(L)
Bank Corporation

Templeton Asset	H Shares	1,107,714,800(L)	Investment manager	28.09%(L)	8.19%(L)
Management Limited

BlackRock Inc.	H Shares	203,712,142(L)	Beneficial owner	5.16%(L)	1.51%(L)
		56,433,725(S)		1.43%(S)	0.42%(S)

(L) The letter "L" denotes a long position
(S) The letter "S" denotes a short position.

Note 1:

These interests included a direct interest of 5,214,407,195 A shares held by Chinalco, and an aggregate interest of 411,870,604 A shares held by various controlled subsidiaries of Chinalco, comprising 321,138,295 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A shares held by Shanxi Aluminum Plant.

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APPENDIX II	GENERAL INFORMATION

Save as disclosed above, at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, the Chief Executive of the Company and the supervisors of the Company, whose interests are set out in the section "Directors', Chief Executive's and supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

3.	MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2012, being the date to which the latest published audited accounts of the Group were made up to.

4.	MATERIAL LITIGATION

At the Latest Practicable Date, as far as the Directors are aware, no member of the Group was involved in any material litigation or arbitration and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5.	EXPERT AND CONSENT

Each of the experts has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

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APPENDIX II	GENERAL INFORMATION

The following is the qualification of each expert who has provided its opinion or advice, which is contained in this circular:

Name	Qualification	Date of opinion or advice	Nature of opinion or advice

GF Capital (Hong Kong) Limited	Type 6 (regulated activity)	14 November 2013	Independent financial
adviser's opinion

Ernst & Young	Certified Public Accountants	16 October 2013	Comfort letter

China United Assets	Qualified PRC valuer	28 September 2013	Independent valuation report
Appraisal Group
Company Limited

At the Latest Practicable Date, as far as the Directors are aware, each of the experts was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

6.	SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

7.	INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

At the Latest Practicable Date, none of the Directors or supervisors or experts had any interest in any assets which have been since 31 December 2012 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. At the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

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APPENDIX II	GENERAL INFORMATION

8.	INTEREST IN COMPETING BUSINESS

At the Latest Practicable Date, none of the Directors or their respective associates had interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	MATERIAL CONTRACTS

The Group had entered into the following material contracts (not being contracts entered into in the ordinary course of business of the Group) within two years immediately preceding the Latest Practicable Date:

(a)

the joint venture contract for establishment of the joint venture company, (Shanxi Jiexiu Xingyugou Coal Industry (Group) Corporation) dated 25 October 2010 entered into amongst (Shanxi Jiexiu Luxin Coal Gasification Company Limited), the Company and (Shanxi Aluminum Plant, a subsidiary of Chinalco) for the purpose of investment into and reorganization of the five coal mining companies located in Shanxi Province, pursuant to which the Company shall make investment of approximately RMB537 million into the joint venture company in return for approximately 34% equity interest in the joint venture company. Subsequently, in December 2011, the shareholders of the joint venture company agreed to further adjust the shareholding structure of the joint venture company as well as their respective capital contributions, and accordingly, the Company increased its relevant amount of capital contribution by RMB155 million to RMB692 million and the shareholding percentage of the Company will be maintained at 34%. Further details of the joint venture contract and the subsequent adjustment to the shareholding structure are set out in the announcements of the Company dated 27 October 2010 and 12 December 2011;

(b)

the equity transfer agreement dated 29 June 2011 between (China Aluminum Development Limited, a wholly-owned subsidiary of Chinalco ("CAD")) (as vendor) and the Company (as purchaser) in relation to the acquisition of 9.5% equity interest in CIT owned by CAD at a consideration of RMB115,346,929. Further details of the equity transfer agreement are set out in the announcement of the Company dated 17 March 2011 and the circular of the Company dated 14 April 2011;

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APPENDIX II	GENERAL INFORMATION

(c)

the investment agreement dated 8 March 2011 entered into between the Company and Tangshan Jiahua Industrial Co., Ltd. to invest in 70% equity interest in Gansu Huayang Mining Development Company Limited ("Huayang Mining") and pursuant to which the Company agreed to inject into Huayang Mining a total of RMB965 million. Further details of the investment agreement are set out in the 2011 Annual Report of the Company;

(d)

the joint venture agreement dated 30 March 2011 entered into between Chalco HK South East Investment Ltd, a wholly-owned subsidiary of the Company, and Laos Service Incorporation Co., Ltd to invest in 60% equity interest in Lao Service Mining Co., Ltd ("Laos Mineral") and US$3 million will be injected into Laos Mineral as capital contribution. Further details of the agreement are set out in the in 2011 Annual Report of the Company;

(e)

the guarantee dated 19 April 2011 provided by the Company in an amount of not more than US$1.2 billion for Chalco Hong Kong Limited ("Chalco Hong Kong"), a wholly-owned subsidiary of the Company, in respect of the issue of US$ denominated bonds of an aggregate principal amount of not more than US$1.2 billion and with a term of not more than 10 years (the "Bonds") by Chalco Hong Kong (and consortium loans and/or bridging loans prior to the successful issuance of the Bonds). Further details of the guarantee are set out in the announcement of the Company dated 8 September 2011 and the circular of the Company dated 9 September 2011;

(f)

the asset transfer agreement entered into between the Company and (Qinghai Aluminum Huatong Charcoal Co., Ltd., "Huatong Charcoal") on 16 March 2012, pursuant to which Huatong Charcoal agreed to dispose and the Company agreed to purchase certain fixed assets owned by Huatong Charcoal at a consideration of RMB145.915 million. Further details of the asset transfer agreement are set out in the announcement of the Company dated 16 March 2012;

(g)

the equity transfer agreement entered into on 11 August 2012 by the Company and China Zhongtou Trust Co., Ltd. pursuant to which the Company agreed to purchase and China Zhongtou Trust Co., Ltd. agreed to sell its 11.88% equity interest in Ningxia Electric Power Group Co., Ltd. ("Ningxia Electric Power") at a consideration of RMB674,934,200;

(h)

the equity transfer agreement entered into on 13 August 2012 by the Company and Bank of China Group Investment Limited ("BOCGI") pursuant to which the Company agreed to purchase and BOCGI agreed to sell its 23.42% equity interest in Ningxia Electric Power at a consideration of RMB1,347,714,500;

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APPENDIX II	GENERAL INFORMATION

(i)

the capital increase and share subscription agreement entered into by the Company, Ningxia Electric Power and its Shareholders on 31 December 2012, pursuant to which Ningxia Electric Power agreed to increase the registered capital and the Company agreed to subscribe for such additional registered capital in full at a consideration of RMB2 billion;

(j)

the equity transfer agreement entered into on 31 December 2012 by the Company and Huadian Power International Corporation Limited* pursuant to which the Company agreed to purchase and Huadian Power International Corporation Limited* agreed to sell its 23.66% equity interest in Ningxia Electric Power at a consideration of RMB1,361,525,400;

(k)

the asset transfer agreement entered into between the Company and Guizhou Aluminum Plant, a subsidiary of Chinalco, on 6 June 2013, pursuant to which the Company agreed to sell and Chinalco agreed to purchase the alumina assets of Guizhou Branch of the Company at a consideration of RMB4,428,984,200;

(l)

the asset agreement entered into between the Company and Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on 6 June 2013, pursuant to which the Company agreed to sell and Chinalco agreed to purchase the whole assets of Northwest Aluminum Fabrication Branch of the Company at a consideration of RMB1,659,616,300;

(m)

the equity transfer agreement to be entered into between the Company and Chinalco, on 9 June 2013, pursuant to which the Company agreed to sell and Chinalco agreed to purchase the equity interests of the Company in the aluminum fabrication entities at a consideration of RMB3,242,245,400;

(n)

the loan transfer agreement to be entered into between the Company and Chinalco, on 9 June 2013, pursuant to which the Company agreed to sell and Chinalco agreed to purchase the loans owed by two aluminum fabrication entities to the Company at a consideration of RMB1,755,970,700; and

(o)	the Share Purchase Agreement.

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APPENDIX II	GENERAL INFORMATION

10.	MISCELLANEOUS

(a)

The secretary of the Company is Mr. Xu Bo. Mr. Xu is a senior engineer. He has extensive experiences in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power.

(b)	The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(c)	The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d)	The English text of the circular and the proxy form shall prevail over their respective Chinese text in the case of inconsistency.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Unit 4501, Far East Finance Centre, 16 Harcourt Road, Admiratly, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 29 November 2013:

(a)	the existing Articles of Association;

(b)	the annual reports of the Company for the two years ended 31 December 2012;

(c)	all material contracts referred to in the paragraph headed "9 Material contracts" in this appendix;

(d)	the letter from the Independent Board Committee, the text of which is set out in this circular;

(e)	the letter from the Independent Financial Adviser, the text of which is set out in this circular;

(f)	the written consents as referred to in this Appendix;

(g)	the Share Purchase Agreement;

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APPENDIX II	GENERAL INFORMATION

(h)	the Guarantee Agreement;

(i)	the Loan Agreement;

(j)	the Joint Development Agreement;

(k)	the Shareholders Agreement; and

(l)	the circular of the Company dated 7 June 2013.

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APPENDIX III	COMFORT LETTERS IN RELATION TO PROFIT FORECASTS

(A)	LETTERS FROM THE REPORTING ACCOUNTANTS

16 October 2013

The Directors

Aluminum Corporation of China Limited
No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China

Dear Sirs,

We have performed the work described below, in respect of the arithmetical accuracy of the calculations of the discounted cash flow forecast (hereinafter referred to as the "Underlying Forecast") underlying the business valuation dated 28 September 2013 prepared by China United Assets Appraisal Co., Ltd. in respect of Chalco Iron Ore Holdings Limited ("Chalco Iron Ore") as at 31 December 2012. The Underlying Forecast is regarded by The Stock Exchange of Hong Kong Limited as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

RESPECTIVE RESPONSIBILITIES OF DIRECTORS OF THE COMPANY AND REPORTING ACCOUNTANTS

It is the responsibility solely of the directors (the "Directors") of Aluminum Corporation of China Limited (the "Company") to prepare the Underlying Forecast. The Underlying Forecast has been prepared using a set of assumptions (the "Assumptions"), the completeness, reasonableness and validity of which are the sole responsibility of the Directors.

It is our responsibility to draw a conclusion, based on our work on the arithmetical accuracy of the calculations of the Underlying Forecast and to present our conclusion solely to you, as a body, for the purpose of reporting under paragraph 14.62(2) and 14A.59(17)(b) of the Listing Rules and for no other purpose. We are not reporting on the appropriateness and validity of the bases and Assumptions on which the Underlying Forecast are based and our work does not constitute any valuation of Chalco Iron Ore. The Underlying Forecast does not involve the adoption of accounting policies.

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APPENDIX III	COMFORT LETTERS IN RELATION TO PROFIT FORECASTS

The Assumptions used in the preparation of the Underlying Forecast include hypothetical assumptions about future events and management actions that may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Underlying Forecast and the variation may be material. We have not reviewed, considered or conducted any work on the completeness, reasonableness and the validity of the Assumptions and thus express no opinion whatsoever thereon. Our work is more limited than that for a reasonable assurance engagement, and therefore less assurance is obtained than in a reasonable assurance engagement. We also accept no responsibility to any other person in respect of, arising out of, or in connection with our work.

BASIS OF CONCLUSION

We conducted our work in accordance with Hong Kong Standards on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of checking the arithmetical accuracy of the calculations, of the Underlying Forecast prepared based on the Assumptions made by the Directors of the Company. Our work has been undertaken solely to assist the Directors in evaluating whether the Underlying Forecast, so far as the arithmetical accuracy of the calculations is concerned, has been properly compiled in accordance with the Assumptions made by the Directors of the Company. Our work does not constitute any valuation of Chalco Iron Ore as at 31 December 2012.

CONCLUSION

Based on our work described above, nothing has come to our attention that causes us to believe that the Underlying Forecast, so far as the arithmetical accuracy of the calculations of the Underlying Forecast is concerned, has not been properly compiled on the basis of the Assumptions made by the Directors of the Company.

Yours faithfully,

Ernst & Young
Certified Public Accountants
Hong Kong

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APPENDIX III	COMFORT LETTERS IN RELATION TO PROFIT FORECASTS

(B)	LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
14 November 2013

To the Shareholders

Dear Sirs,

We refer to the circular of the Company dated 14 November 2013 (the "Circular"), of which this letter forms part. Unless the context otherwise requires, terms defined in the Circular shall have the same meanings when used herein.

We hereby confirm that the Board has made the forecast of Chalco Iron Ore used in the Valuation Report after due and careful inquiry.

Yours faithfully,

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

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APPENDIX IV	VALUATION REPORT

ASSETS VALUATION REPORT

in Respect of
the Proposed Disposal of the Equity Interest held by Chalco Hong Kong Ltd.
in Chalco Iron Ore Holdings Limited to Aluminum Corporation of
China Overseas Holdings Limited*
Zhong Lian Ping Bao Zi [2013] No. 758

China United Assets Appraisal Group Company Limited
28 September 2013

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APPENDIX IV	VALUATION REPORT

CONTENTS

CERTIFIED PUBLIC VALUER'S DISCLAIMER . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	59
ABSTRACT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	60
ASSETS VALUATION REPORT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	62
I. PRINCIPAL, VALUED ENTITY AND OTHER REPORT USERS . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .	62
II. VALUATION PURPOSE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	67
III. VALUATION SUBJECT AND SCOPE OF VALUATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	67
IV. TYPE OF VALUE AND ITS DEFINITION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .	68
V. VALUATION BASE DATE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .	68
VI. BASIS OF THE VALUATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .	69
VII. VALUATION METHOD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .	73
VIII. VALUATION PROCESS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .	81
IX. ASSUMPTIONS FOR VALUATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	83
X. VALUATION CONCLUSION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	85
XI. NOTES ON SPECIAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .	87
XII. EXPLANATION ON LIMITATION ON THE USE OF THE VALUATION REPORT . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .	91
XIII. DATE OF VALUATION REPORT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .	91
DOCUMENTS AVAILABLE FOR INSPECTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	93

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APPENDIX IV	VALUATION REPORT

Certified Public Valuer's Disclaimer

I.

We carry out the assets valuation according to the relevant laws and regulations and the asset valuation standards, adhering to the principle of independence, objectiveness and fairness. Based on the information collected in the course of our valuation exercise, the contents stated in the valuation report are objective, and we assume corresponding legal responsibilities for the reasonableness of the conclusion of the valuation.

II.

Lists of assets and liabilities related to the valuation subject have been provided and declared by the principal and the valued entity with their signatures and seals. The principal and related parties shall be responsible for the authenticity, legality and integrity of the necessary data provided by them as well as the appropriate usage of the valuation report.

III.

We do not have or are not expected to have any interests with the valuation subject mentioned in the valuation report and we do not have or not expected to have any interests with or prejudices against any related parties.

IV.

We have carried out on-site investigation on the valuation subject and related assets thereof that are mentioned in the valuation report. We have paid necessary attention to the legal ownership of the valuation subject and the related assets thereof, verified corresponding materials and faithfully disclosed any identified issue. We have also requested the principal and related parties to fulfill their property ownership formalities so as to meet the requirements for issuing the report.

V.

Analysis, judgment and conclusions in the valuation report issued by us are restricted by the assumptions and confining conditions as stated in the valuation report. Users of this report shall give due consideration to the assumptions, confining conditions, and notes on special matters, as stated in the valuation report as well as their impacts on the valuation's conclusions.

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APPENDIX IV	VALUATION REPORT

ASSETS VALUATION REPORT

IN RESPECT OF
THE PROPOSED DISPOSAL OF THE EQUITY INTEREST HELD BY CHALCO
HONG KONG LTD. IN CHALCO IRON ORE HOLDINGS LIMITED TO ALUMINUM
CORPORATION OF CHINA OVERSEAS HOLDINGS LIMITED*

ZHONG LIAN PING BAO ZI [2013] NO. 758
ABSTRACT

China United Assets Appraisal Group Co., Ltd. was engaged by Chalco Hong Kong Ltd. and Aluminum Corporation of China* to appraise the market value of the entire shareholders' equity in Chalco Iron Ore Holdings Limited involved in the economic behaviour of the Proposed Disposal of the Equity Interest held by Chalco Hong Kong Ltd. in Chalco Iron Ore Holdings Limited to Aluminum Corporation of China Overseas Holdings Limited* on the valuation base date.

Valuation target is the entire shareholders' equity of Chalco Iron Ore Holdings Limited The scope of valuation covers all assets and relevant liabilities of Chalco Iron Ore Holdings Limited including assets such as current assets and non-current assets as well as relevant liabilities.

Valuation base date: 31 December 2012

The type of value of the valuation is market value.

The valuation is based on the going concern concept and the open market principle, and took into consideration the actual situation of the valuation targets and the impact of various factors. The overall valuation on Chalco Iron Ore was carried out using the income approach.

After we had carried out valuation procedures of inspection and verification, on-site investigation, market survey and enquiries and assessment of estimates, the following valuation results in respect of the entire shareholders' equity of Chalco Iron Ore Holdings Limited on the valuation base date of 31 December 2012 were obtained:

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APPENDIX IV	VALUATION REPORT

The book value of the net assets of Chalco Iron Ore Holdings Limited on the valuation base date of 31 December 2012 was US$1,838,408,900. Based on the foreign exchange rate of RMB against US$ on 31 December 2012, which was 6.2855, the book value of the net assets was equivalent to an aggregate of RMB11,555,318,900.

After the valuation using income approach, the appraised value of the entire shareholders' equity of Chalco Iron Ore Holdings Limited was US$3,179,298,200. Based on the foreign exchange rate of RMB against US$ on 31 December 2012, which was 6.2855, the appraised value was equivalent to RMB19,983,478,600, representing an appreciation of RMB8,428,159,700 and an appreciation rate of 72.94%.

Report users are reminded to pay special attention to the special events and significant events for subsequent periods set out in this report when applying the valuation conclusions.

According to the relevant requirements of the appraisal management of state-owned assets, this valuation report can be used only after being filed with (or approved by) competent authorities, and after the filing (or approval), the valuation results shall have a validity for one year commencing from the valuation base date of 31 December 2012 and ending on 30 December 2013. Re-appraisal of the assets shall be conducted after one year.

The above contents were extracted from the full text of the assets valuation report. Full text of the assets valuation report should be read in order to understand the details of the valuation and to have a reasonable understanding of the valuation conclusions.

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APPENDIX IV	VALUATION REPORT

ASSETS VALUATION REPORT

IN RESPECT OF
THE PROPOSED DISPOSAL OF THE EQUITY INTEREST HELD BY CHALCO
HONG KONG LTD. IN CHALCO IRON ORE HOLDINGS LIMITED TO ALUMINUM
CORPORATION OF CHINA OVERSEAS HOLDINGS LIMITED*

ZHONG LIAN PING BAO ZI [2013] NO. 758

To: Chalco Hong Kong Ltd. and Aluminum Corporation of China*,

China United Assets Appraisal Group Co., Ltd. accepted the engagement by the Company to appraise the market value of the entire shareholders' equity of Chalco Iron Ore Holdings Limited involved in the economic behaviour of proposed disposal of equity interest held by Chalco Hong Kong Ltd. in Chalco Iron Ore Holdings Limited to Aluminum Corporation Of China Overseas Holdings Limited*, as at the valuation base date of 31 December 2012, through necessary valuation procedures in accordance with relevant laws, regulations and asset valuation standards and following the income approach. The asset valuation is hereby reported as follows:

I.	THE PRINCIPAL, THE VALUED ENTITY AND OTHER REPORT USERS

The principal of this asset valuation is Chalco Hong Kong Ltd. ("Chalco Hong Kong") and the valued entity is Chalco Iron Ore Holdings Limited ("Chalco Iron Ore").

(I)	Overview of Principal I

Company name:	Chalco Hong Kong Ltd.
Registered address:	Room 4501, 45/F, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong
Legal representative:	Luo Jianchuan
Registered capital:	HK$849,940,471
Company nature:	Limited liability company
Scope of business:

provision of preliminary service for overseas resource development of Chalco (including information collection, feasibility studies, study on finance and taxation policies in the regions where overseas resources located, etc.) and import and export trade of non-ferrous metals, etc.

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APPENDIX IV	VALUATION REPORT

(II)	Overview of Principal II

Company name:	Aluminum Corporation of China*
Registered address:	No. 62 North Xizhimen Street, Haidian District, Beijing
Legal representatives:	Xiong Weiping
Registered capital:	RMB15,431,801,000
Company nature:	wholly state-owned
Scope of business:

licensed projects: mining of bauxite (limited to the exploitation of the Guizhou Maochang bauxite mines of Aluminum Corporation of China*, valid until 30 December 2038): secondment of personnel necessary for overseas projects and accommodating capacity, scale and performance of such overseas projects, production and sales of bauxite, copper, rare earth and related nonferrous metal mineral products, smelted products, processed products and carbon products; exploration design, general project contracting, construction and installation; equipment manufacturing; technological development and technical service; import and export businesses.

(III)	Overview of Valued Entity

Company name:	Chalco Iron Ore Holdings Limited
Registered address:	Room 4501, 45/F, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong
Legal representatives:	Xie Weizhi, Bao Yu
Registered capital:	HK$2,000
Company nature:	Limited liability company
Scope of business:	investment in Simandou Iron Ore Project

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APPENDIX IV	VALUATION REPORT

1.	Company Profile

Chalco Iron Ore Holdings Limited was a company with limited liability incorporated on 6 October 2010 under the laws of Hong Kong with a registered capital of HK$2,000 which was contributed by Chalco Hong Kong Ltd., a subsidiary of Aluminum Corporation of China Limited* ("Chalco") in Hong Kong.

In May 2011, Chalco, Baosteel Group Corporation, China-Africa Development Fund Company Limited*, China Railway Construction Corporation Limited and China Harbour Engineering Company Ltd. entered into the Joint Investment Agreement for the transfer of 35% of the equity interest held by Chalco Hong Kong Ltd. to the abovementioned companies in the proportions of 20%, 10%, 2.5% and 2.5%, respectively. Thus far, a consortium consisting of five companies including Chalco Hong Kong Ltd., BAOSTEEL BS COMPANY PTE LTD. (a subsidiary of Baosteel Group Corporation), Hantang Iron Ore Investment Co., Ltd. (a subsidiary of China-Africa Development Fund Company Limited*), CRCC Sino-Africa Construction Company Limited (a subsidiary of China Railway Construction Corporation Limited) and Zhenwei Company Limited (a subsidiary of China Railway Construction Corporation Limited) jointly invested in Simandou Project.

In April 2012, in accordance with the Joint Development Agreement entered into between Chalco and Rio Tinto plc, Chalco Iron Ore has completed the contribution of US$1,350 million in Simfer Jersey, a joint venture, and held a 47% of equity interest in that joint venture.

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APPENDIX IV	VALUATION REPORT

As at the valuation base date of 31 December 2012, the paid-up capital of Chalco Iron Ore Holdings Limited was HK$2,000, and the shareholders' names, amount of capital contributions and proportion of capital contributions were as follows:

Table 1 Shareholders' names, amount of capital contributions and proportion of capital contributions

Unit: HK$

		Amount	Proportion
		of capital	of capital
No.	Shareholder's name	contributions	contributions
		(HK$)	(%)

1	Chalco Hong Kong Ltd.	1,300	65
2	BAOSTEEL BS COMPANY PTE LTD	400	20
3	Hantang Iron Ore Investment Co., Ltd.	200	10
4	CRCC Sino-Africa Construction Company Limited	50	2.5
5	Zhenwei Company Limited	50	2.5

	Total	2,000	100

The carrying total assets, liabilities and net assets amounted to RMB11,493,819,300, RMB23,327,500 and RMB11,470,491,800 respectively, specifically including current assets, non-current assets, current liabilities and non-current liabilities amounted to RMB32,220,000, RMB11,461,599,300, RMB23,327,500 and RMB0, respectively.

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APPENDIX IV	VALUATION REPORT

(IV)	Relationship between Principal and Valued Entity

Chalco Iron Ore Holdings Limited, the valued entity, is a controlled subsidiary of Chalco Hong Kong Ltd. Simfer Jersey is a shell entity and only serves for investment in Simfer SA by Chalco Iron Ore and Rio Tinto plc. Simfer SA is a mining company in Simandou and is the operation entity in the future.

Chalco Hong Kong
65%
Chalco Iron Ore
Rio Tinto
47%
53%
Simfer Jersey
IFC
95%
5%
Simfer S.A.

(V)	Principal, Other Valuation Report Users as Prescribed in the Engagement Letter

The users of the valuation report are the principal, the valued entity, relevant parties of the economic behaviour and relevant regulatory authorities to which the report shall be submitted for record subject to the relevant stipulations of state-owned assets administration.

Except when stipulated otherwise by state laws and regulations, any agency or individual not confirmed by the valuation agency or the principal shall not become the user of the valuation report merely because of obtaining the valuation report.

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APPENDIX IV	VALUATION REPORT

II.	VALUATION PURPOSE

In accordance with the 19th issue of Minutes of President Meeting of Aluminum Corporation of China Limited* dated 4 September 2013, Chalco Hong Kong Ltd. proposed to dispose its equity interest in Chalco Iron Ore Holdings Limited to Aluminum Corporation of China Overseas Holdings Limited*.

The valuation purpose is to reflect the market value of the entire shareholders' equity of Chalco Iron Ore Holdings Limited as at the valuation base date, which shall provide a reference for the value of the economic behaviour of the proposed disposal of equity interest in Chalco Iron Ore Holdings Limited held by Chalco Hong Kong Ltd. to Aluminum Corporation of China Overseas Holdings Limited*.

III.	VALUATION SUBJECT AND SCOPE OF VALUATION

The valuation subject is the entire shareholders' equity of Chalco Iron Ore Holdings Limited. The scope of valuation is the total assets and relevant liabilities of Chalco Iron Ore Holdings Limited on the valuation base date. The carrying value of total assets, liabilities and net assets amounted to RMB11,581,081,100, RMB25,762,200 and RMB11,555,318,900, respectively, specifically including current assets, non-current assets, current liabilities and non-current liabilities amounted to RMB39,845,800, RMB11,541,235,400, RMB25,762,200 and RMB0, respectively.

The carrying value of long-term investment of Chalco Iron Ore Holdings Limited amounted to RMB11,540,976,100, which was mainly invested in Simfer SA through Simfer Jersey by Chalco Iron Ore, and the core assets of Simfer SA was Simandou Project under construction.

Simandou Project is located in Simandou region of the Republic of Guinea under infrastructure development but without mining yet. As at the valuation base date, the total assets invested amounted to US$1,396,745,900. According to the Detailed Report on the Engineering and Design of the Simandou Project , the current resources of No. 3 and No. 4 orebodies amounted to 2,718,000,000 tonnes and the average grade of which was 65.5%. With increased investment in the iron ore and optimized infrastructure, it is estimated to reach the proposed annual production scale of 100,000,000 tonnes in 2023.

The abovementioned data of assets and liabilities was extracted from the balance sheet audited by Ernst & Young Hua Ming LLP, and the valuation was based on audited accounts.

The entrusted valuation subject and scope of valuation were consistent with the valuation subject and scope of valuation involved in the economic behaviour.

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APPENDIX IV	VALUATION REPORT

(I)	Main Assets Valued

The main assets in the scope of valuation were current assets, long-term equity investment and fixed assets. One long-term equity investment accounted for 99.72% of the total assets.

(II)	Book Record Reported by the company or Intangible Assets Unrecorded

According to the on-site due diligence conducted by the valuers, as at 31 December 2012, the valuation base date, no intangible assets were found which were recorded or not recorded on the accounts within the reporting scope of Chalco Iron Ore Holdings Limited.

(III)	Types and Quantity of Off Balance Sheet Assets Provided by the company for Valuation

All the assets within the entrusted scope of valuation by the company are recorded in the accounts of the company, and no off balance sheet assets were found.

(IV)	Types, Quantity and Carrying Amount of Assets in the Adopted Reports of Other Agencies

The carrying amount of assets and liabilities as at the base date in this valuation report has been audited by Ernst & Young Hua Ming LLP. Other than that, no other agencies' reports have been adopted.

IV.	TYPE OF VALUE AND ITS DEFINITION

Based on the purpose of this valuation, the type of value adopted by the valuation report is confirmed to be market value.

The market value is the estimated value of the valuation subject on the valuation base date on which the valuation subject is transacted on arm's length basis by the willing buyer and the willing seller who act sensibly without being subject to any undue influence.

V.	VALUATION BASE DATE

The base date of assets valuation of this project is 31 December 2012.

This base date is determined by the principal after considering factors such as the scale of assets of the valued entity, volume of work, expected time needed and compliance, etc.

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APPENDIX IV	VALUATION REPORT

VI.	BASIS OF THE VALUATION

The valuation basis in this valuation assignment include the economic behaviour, laws and regulations, valuation standards, ownership of assets, and the basis of pricing adopted in assessing estimates and other references. Details are as follows:

(I)	Economic Behaviour Basis

Minutes of President Meeting of Aluminum Corporation of China Limited* (the nineteenth session, 4 September 2013)

(II)	Basis of Laws and Regulations

1.	Company Law of the People's Republic of China (as amended by the Eighteenth Meeting of the Standing Committee of the Tenth National People's Congress, 27 October 2005);

2.	Law on the State-owned Assets of Enterprises of the People's Republic of China ;

3.	Administrative Measures for the Valuation of State-owned Assets (Order No. 91 of the State Council, 1991);

4.	Interim Measures for the Supervision and Administration of the State-owned Assets of Enterprises (Order No. 378 of the State Council);

5.

Interim Measures for the Management of Transfer of the State-owned Properties of Enterprises (Order No. 3 of the State-owned Assets Supervision and Administration Commission of the State Council and the Ministry of Finance);

6.	Notice on Relevant Issues Concerning State-owned Property Rights Transfer of Enterprises (Guo Zi Fa Chan Quan [2006] No. 306);

7.	Notice on Issues Related to the Strengthening of the Administration of Valuation of State-owned Assets (Guo Zi Wei Chan Quan [2006] No. 274);

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APPENDIX IV	VALUATION REPORT

8.

Interim Administration Measures for Overseas State-owned Property Rights of Central Enterprises) (Order No. 27 of the State-owned Assets Supervision and Administration Commission of the State Council);

9.

Interim Measures for Supervision and Administration of Overseas State-owned Assets of Central Enterprises (Order No. 26 of the State-owned Assets Supervision and Administration Commission of the State Council);

10.	Notice of the Relevant Issues on Administration of the Overseas State-owned Property Right of Central Enterprises (Guo Zi Fa Chan Quan [2011] No. 144);

11.	Guide on Filing for Valuation Projects of State-owned Assets of Enterprises (Guo Zi Fa Chan Quan [2013] No. 64);

12.	Interim Measures for the Supervision and Administration of State-owned Assets of Enterprises (Order No. 378 of the State Council, 2003);

13.	Enterprise Income Tax Law of the People's Republic of China (passed at the Fifth Meeting of the Tenth Session of the National People's Congress on 16 March 2007);

14.	Implementation Regulations of the Corporate Income Tax Law of the People's Republic of China (passed on 28 November 2007 in the 197th Executive Meeting of the State Council);

15.	Notice on Certain Issues on Nation-wide Transformation and Reform of VAT (Cai Shui [2008] No. 170);

16.	Provisional Regulation on Value-added Tax of the People's Republic of China (Order No. 538 of the State Council of the People's Republic of China);

17.	Other laws, regulations and rules related to valuation work.

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APPENDIX IV	VALUATION REPORT

(III)	Basis of the Valuation Standards

1.	Asset Valuation Standards - Basic Standards (Cai Qi (2004) No. 20);

2.	Asset Valuation Professional Ethics Standards - Basic Standards (Cai Qi (2004) No. 20);

3.	Asset Valuation Standards - Valuation Report (Zhong Ping Xie [2011] No. 230);

4.	Asset Valuation Standards - Valuation Procedures (Zhong Ping Xie [2007] No. 189);

5.	Asset Valuation Standards - Real Estate (Zhong Ping Xie [2007] No. 189);

6.	Guiding Opinions on the Type of Valuation in Asset Valuation (Zhong Ping Xie [2007] No. 189);

7.	Asset Valuation Standards - Enterprise Values (Zhong Ping Xie [2011] No. 227);

8.	Asset Valuation Standards - Making Use of Experts ;

9.	Guide on Valuation Report of Enterprise State-owned Assets (Zhong Ping Xie [2011] No. 230);

10.	Guidance Opinion on the Concern of Registered Valuers over the Legal Title of Valuation Target (Kuai Xie [2003] No. 18);

11.	Enterprise Accounting Standards - Basic Standards (Order No. 33 of the Ministry of Finance);

12.	Enterprise Accounting Standards - Application Guide (Cai Kuai [2006] No. 18).

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APPENDIX IV	VALUATION REPORT

(IV)	Basis of Ownership of Assets

1.	Major assets purchase contracts or certificates;

2.	Other references.

(V)	Basis of Pricing

1.	Detailed Report on the Engineering and Design Report of the Simandou Project prepared by Rio Tinto Iron Ore Atlantic Limited in February 2013.

2.	RMB exchange base rate issued by State Administration of Foreign Exchange on 31 December 2012;

3.	Table of Lending Rate Issued by People's Bank of China, effective since 6 July 2012;

4.	Relevant materials in the pricing information database of China United Assets Appraisal Group;

5.	Other references.

(VI)	Other References

1.	Accounting statements and audited reports of Chalco Iron Ore Holdings Limited for June 2013;

2.	A Handbook of Methods and Parameters for Assets Valuation (China Machine Press, 2011 edition);

3.	Wind Financial Terminal;

4.	Investment Valuation. Damodanran. Translated by Lin Qian. Tsinghua University Press;

5.	Valuation: Measuring and Managing the Value of Companies (third edition), Copeland, T. et al. Translated by Hao Shaolun and Xie Guanping. Publishing House of Electronics Industry;

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APPENDIX IV	VALUATION REPORT

6.	The corporate legal person business licence of Chalco Iron Ore Holdings Limited;

7.	Other references.

VII.	VALUATION METHOD

(I)	Selection of Valuation Method

According to the requirements of the valuation standards, there are three approaches for the appraisal of corporate value, namely the income approach, market approach and asset-based approach. The income approach is the quantification and the conversion into present value of expected profitability of the entire assets of a company, the emphasis of which is the expected overall profitability of a company. Under the market approach, the prevailing market value of a valuation target is assessed by a reference object in the actual market, features of which are that the valuation data are taken directly from the market and the valuation results are convincing. Assets-based approach is based on a rational appraisal of all the asset value and liabilities of a company to determine the value of the valuation subject.

The purpose of this valuation is for equity transfer. As the principal asset of the enterprise is long-term equity investment, and the long-term equity investment is mainly for iron ore resources exploration, which locates in Guinea and is non-holding long-term equity investment, therefore the value of the enterprise cannot be reflected by asset-based approach from the perspective of corporate structuring. As a result, assets-based approach was not adopted for this valuation.

The subject for evaluation is Simandou Iron Ore, which locates in the Simandou Mountains in the Southeast Guinea and is one of the largest iron ore under construction, and also the mining project with the largest expected investment in Africa so far. As it will deviate much from the modification of comparable transaction cases, market approach was not adopted.

The enterprise under valuation has clearly defined resource reserve and design information. The operating revenue for the future years can be calculated exactly, and the expected revenue and risks for the future years can be estimated reasonably, therefore revenue method can be adopted for this valuation.

On the basis of the foregoing, the income approach was adopted for the valuation.

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APPENDIX IV	VALUATION REPORT

(II)	Introduction to Income Approach

1.	Selection of Valuation Approach

Based on the purpose and subject of valuation, and the ownership and value of the scope and subject of valuation, the auditors decided, pursuant to relevant national regulations and Asset Valuation Standards - Enterprise Values, to adopt discounted cash flow (DCF) approach to estimate the value of all the equity of the shareholders of Chalco Iron Ore Holdings Limited by sources of revenue for the economic behavior within this valuation.

DCF approach is a method of estimating corporate value through conversion of the enterprise's future expected cash flows into the present value. This means the conversion of the expected future cash flows into the present value through estimation of the enterprise's future expected cash flows and adoption of an appropriate discount rate, in order to derive the present value of the enterprise. To apply the DCF approach, the following basic conditions shall be met: the enterprise possesses the basis and conditions for ongoing operation, and the relationship between operations and incomes is relatively stable, and future earnings and risks can be estimated and quantified. The key of employing the DCF method lies in the forecast of future expected cash flow, as well as the objectivity and reliability of data acquisition and processing. When the calculation of future expected cash flow is more objective and fair and the selection of discount rate more reasonable, the valuation results will better reflect the overall value of the enterprise and thus will be easily accepted in the market.

2.	Basis of Valuation

(1)	Core Assets of Chalco Iron Ore - Investment of Long-term Equity Interests

The principal operation of Chalco Iron Ore is the investment in the Simandou Iron Ore Project. As at the valuation base date, Chalco Iron Ore had not developed any other business except its investment in Simandou Iron Ore Project of Simfer SA, its controlling subsidiary, through Simfer Jersey, a company in which it has equity interests.

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APPENDIX IV	VALUATION REPORT

As at the valuation base date, the shareholding structure of Chalco and its subsidiaries is as follows:

IFC has 5% of shareholdings in Simfer SA, while Simfer Jersey has 95% of shareholdings in Simfer SA, among which, Chalco Iron Ore has 47% of shareholdings in Simfer Jersey. Simfer SA is a mining enterprise. Simfer Jersey, which has no actual operational business, is the management company of Simfer SA.

(2)	Possible Changes in Shareholding in Simfer SA after the Valuation Base Date

According to the "Settlement Agreement among the Republic of Guinea and SIMFER SA, a Subsidiary of Rio Tinto Group, and Rio Tinto Mining Exploration Co., Ltd. , a Subsidiary of Rio Tinto Group" , the state may acquire the shares of Simfer SA through participating interest by the following options:

1)	After the issuance of 2012 designation decrees and license decrees, 7.5% of the national participating interest in Simfer SA may be obtained anytime by unfunded shares (free of charge);

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APPENDIX IV	VALUATION REPORT

2)

After the issuance of designation decrees and license decrees, an additional 10% of the national participating interest in Simfer SA may be obtained anytime by ordinary funded shares according to historical cost.

3)

5 years following the issuance of designation decrees and license decrees, an addition of 7.5% of the national participating interest in Simfer SA may be obtained anytime by unfunded shares (free of charge).

4)

15 years following the issuance of designation decrees and license decrees, an additional 5% of the national participating interest in Simfer SA may be obtained anytime by ordinary funded shares according to the value of mining assets valuation.

5)

20 years following the issuance of designation decrees and license decrees, an additional 5% of the national participating interest in Simfer SA may be obtained anytime by ordinary funded shares according to the value of mining assets valuation.

6)	The proportionate shareholdings of Simfer Jersey and IFC in Simfer SA will decrease due to the above equity movement.

According to provisions in Rules 4 and 5, the consideration of the equity transfers will be determined by the value of the evaluation. Therefore, this evaluation has not considered that part of the movement.

(3)	Methodology of Valuation

Pursuant to the due diligence, asset structure and the characteristics of principal operation of the target of evaluation as well as considering future changes in the equity percentage in Simfer SA, the core asset of Chalco Iron Ore, the fundamental methodology of valuation is as follows:

1)	Simfer SA's cash flow of distributable equity interest is planned and calculated according to the "Detailed Report on the Engineering and Design of the Simandou Project" of the enterprise;

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APPENDIX IV	VALUATION REPORT

2)	The equity cash inflows distributable to Chalco will be calculated in proportion to Simfer Jersey's shareholdings in Simfer SA;

3)	The equity cash inflows distributable to Chalco will be calculated in proportion to Chalco Iron Ore's shareholdings in Simfer Jersey;

4)

The equity cash inflows generated from the equity interest in Simfer Jersey transferred from Chalco Iron Ore to the government of Guinea, will be calculated according to the "Settlement Agreement" and subsequent investment plans;

5)	The cash outflows of Chalco Iron Ore, such as management expenses, will be calculated according to historical management expenses of Chalco Iron Ore.

6)	The operational equity value of Chalco Iron Ore will be calculated according to the sum of cash inflows and outflows stated in items 3, 4 and 5 and certain discount rate.

7)

Cash assets (liabilities) which will be included in the report(s) of Chalco Iron Ore but is not considered in the estimated revenue, net cash flow, such as monetary capital on the valuation base date, receivables and payable dividends; is defined as surplus or non-operating assets (liabilities) on the valuation base date. Their values will be estimated independently.

8)

The total value of equity interest of Chalco Iron Ore shall be calculated by adding the value of the operational equity interest and the surplus or non-operating assets (liabilities) on the valuation base date mentioned in items 6 and 7.

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APPENDIX IV	VALUATION REPORT

(4)	Valuation Models

1)	Basic Model

The basic model for this evaluation is:

B=P+C (1)

Whereas:

B: the value of the entire shareholders' equity (net assets) of the valuation subject

P: the value of operational equity of shareholders of the valuation subject

Whereas:

Ri: the expected cash flow of equity interest in the ith year of the valuation subject;

r: discount rate;

n: the prospective operational period of the valuation subject;

C: the value of the surplus or non-operating assets (liabilities) on the valuation base date of the valuation subject;

C= C1+C2 (3)

C1: the value of the current surplus or non-operating assets (liabilities) on the valuation base date of the valuation subject;

C2: the value of the non-current surplus or non-operating assets (liabilities) on the valuation base date of the valuation subject;

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APPENDIX IV	VALUATION REPORT

2)	Indicator of Income

The indicator of income of operational assets of the valuation subject of this valuation is the distributable cash flow of Chalco Iron Ore (R). Its basic definition is:

The equity interest cash flow of Chalco Iron Ore = distributable net cash flow of Simfer Jersey x percentage of equity interest of Chalco Iron Ore in Simfer Jersey - management expenses of Chalco Iron Ore + income from the transfer of equity interest

Among which: distributable net cash flow of equity interest of Simfer Jersey = distributable net cash flow of Simfer SA x percentage of bonus equity interest of Simfer Jersey in Simfer SA - total capital expenses of Simfer SA x (percentage of invested equity interest of Simfer Jersey in Simfer SA - percentage of bonus equity interest of Simfer Jersey in Simfer SA)

Distributable net cash flow of Simfer SA = net profit of Simfer SA + depreciation and amortization - capital increase of Simfer SA

Capital increase of Simfer SA = fixed assets required to be invested by Simfer SA + working capital required to be invested by Simfer SA + subsequent replacement assets required to be invested by Simfer SA.

All fixed assets that are required to be invested by Simfer SA shall be provided by Simfer Jersey and IFC in form of equity interest investment.

Distributable net cash flow of Simfer SA during the prospective operational period shall be estimated according to Detailed Report on the Engineering and Design of the Simandou Project etc. after which the result of the distributable cash flow of Simfer Jersey and Chalco Iron Ore shall be calculated. The value of the operational assets of the enterprise shall be estimated by discounting and adding the distributable cash flows of Chalco Iron Ore.

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APPENDIX IV	VALUATION REPORT

3)	Discounting Rate

The principal entities of investment and gaining of this Valuation are domestic companies. The discounting rate shall thus be determined by relevant domestic parameters. Country risk arisen from differences in countries of business shall also be considered.

The cost of equity capital, re, of this evaluation shall be determined at the capital assets pricing model (CAPM);

Whereas:

rf: risk-free return rate;

rm: market expected rate of return;

: risk adjustment coefficient based on characteristics of the valuation subject;

rn: country risk rate

e: expected market risk coefficient of equity capitals of the valuation subject;

u: expected unleveraged market risk coefficient of comparable companies;

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APPENDIX IV	VALUATION REPORT

t: expected average market risk coefficient for stocks (assets) of comparable companies;

Whereas:

K: average risk value of the stock market at a certain period; usually it is assumed that K=1;

x: historical average market risk coefficient for stocks (assets) of comparable companies;

Di, Ei: interest-bearing debts and equity capitals of comparable companies respectively;

VIII.	VALUATION PROCESS

The entire evaluation work can be divided into four stages:

(I)	Evaluation Preparation Stage

1.

The principal convened a coordination meeting for all intermediary parties so that parties concerned can reach a consensus on the valuation purpose, valuation base date, valuation scope and other matters through consultations and then formulate the work plan of asset valuation.

2.

Assist the company in asset checking and filling out the Asset Valuation Reporting Schedule. Members of the valuation team learnt about the assets to be assessed under commissioning in detail, allocated asset valuation tasks, assisted the Company in the reporting of the assets to be assessed under commissioning, and collected documents and information required for asset valuation.

(II)	Onsite Valuation Stage

In July 2013, valuers conducted an onsite inspection of Chalco Iron Ore, interviewed the senior management of Chalco Iron Ore and made a detailed verification of the book value of assets and liabilities of Chalco Iron Ore after the statements were audited by Ernst & Young. The verification proved that the value of assets and liabilities on accounting books was consistent with that in the statements.

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APPENDIX IV	VALUATION REPORT

In August 2013, valuers conducted an onsite inspection of Simfer SA, an overseas mine enterprise. During the onsite inspection, valuers interviewed relevant management members of Simfer SA and obtained information of Simfer SA from Chalco Iron Ore including contract management, business process, internal control, fund flow, budget management effective as at the valuation base date as well as the particulars of assets and liabilities and sample vouchers of financial data as at 31 December 2012, and verified the management and operation and assets and liabilities of the company. Due to the tribal conflicts in the mining area of Guinea during the onsite inspection, the valuers failed to conduct a sufficient survey of the onsite situation of the mining area.

The major works are as follows:

1.

Listen to the introduction on the overall situation of the company as well as history and current situation of the assets to be assessed under commission by the principal and relevant staff from the valuation target, and understand the company's financial systems, operating conditions, technical status of fixed assets, etc.

2.

Audit and authenticate the Asset Valuation Reporting Schedule provided by the company, verify data in the schedule with the Company's relevant financial records, and make adjustments for the discovered problems in collaboration with the Company;

3.	Count and verify fixed assets in a comprehensive manner based on the Asset Valuation Reporting Schedule, and spot-check physical assets of current assets classified as inventories;

4.	Review and collect property certification documents of the assets to be assessed under commission;

5.	Determine the specific valuation method for each category of assets based on their practical conditions and characteristics;

6.

Review the technical information, final accounts information, and acceptance upon completion information related to major equipment; carry out market researches on, review relevant information and collect price information of general equipment;

7.	Inspect the ownership information provided by the company;

8.	Make preliminary valuation and estimation for assets and liabilities within the scope of this valuation on the basis of verification.

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APPENDIX IV	VALUATION REPORT

(III)	Summary Stage

The project team analyzed and summarized the preliminary valuation results for various assets and liabilities and made adjustments, revisions and improvements to the valuation results as necessary.

(IV)	Report Submission Stage

Based on the above work, the project team drafted the Asset Valuation Report and exchanged opinions with the principal on valuation results. After taking full account of relevant opinions, the project team iteratively revised and corrected the report in line with the 3-level review and approval system and procedure of the valuation agency on internal asset valuation reports, and then presented the finalized Asset Valuation Report.

IX.	ASSUMPTIONS FOR VALUATION

In this valuation, the valuers have followed the following assumptions:

(I)	General Assumptions

1.	Transaction assumption

Transaction assumption involves assuming that all assets to be assessed are being transacted so that valuers can value the assets by simulating the market based on their transaction conditions. The transaction assumption is the most basic premises for asset valuation.

2.	Open market assumption

The open market assumption involves assuming that for assets traded or to be traded on the market, both trading parties are in equal status and have the opportunities and time to obtain sufficient market information so as to make informed judgments on the assets' functions, usage and trading price. The open market assumption is based on assets being able to be publicly traded on the market.

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APPENDIX IV	VALUATION REPORT

3.	Asset going concern assumption

Under the asset going concern assumption, it is assumed that assets to be assessed will continue to be used in line with the current purpose, method, scale, frequency, environment, etc. or to be used with certain changes. The valuation method, parameters and basis are determined accordingly.

(II)	Special Assumptions

1.

There is no substantial change in the macro economic, financial and industrial policies of the countries in which Chalco Iron Ore Holdings Limited and its subordinate mining companies Simfer Jersey and Simfer SA are located.

2.

There is no substantial change in the social and economic environment as well as the taxation and tax rate policies executed in the future forecast period in the countries in which Chalco Iron Ore Holdings Limited and its subordinate mining companies Simfer Jersey and Simfer SA are located.

3.

The management of Chalco Iron Ore Holdings Limited and its subordinate mining companies Simfer Jersey and Simfer SA will continue to operate under the existing business management model in the future forecast period.

4.	Simfer SA will invest according to the asset composition and size as set out in the Detailed Report on the Engineering and Design of the Simandou Project.

5.

The grade, humidity and other parameters affecting the valuation conclusion of the major ore products of Simfer SA as determined in accordance with the Detailed Report on the Engineering and Design of the Simandou Project are real and effective. In addition, the future sales strategy and cost control maintain the established planning level and there is no substantial change.

6.

During the future forecast period there will be no substantial change in all the periodic expenses of the valuation target on the basis of the Detailed Report on the Engineering and Design of the Simandou Project and they will continue to maintain the established planning level and change according to the scale of operation.

7.

Given the enterprise's monetary funds or its bank deposits are frequently changing in the process of production and operation and idle funds have been considered as excess assets, the interest income and other uncertain gains and losses apart from interest-bearing liabilities will not be taken into account in valuation.

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APPENDIX IV	VALUATION REPORT

8.

In accordance with the information provided by the enterprise and the onsite verification, the infrastructure construction of mine is assumed to be completed at the end of December 2018 and the mine will be put into production in January 2019.

9.	The impact of inflation is not considered in this valuation.

When there are changes in the above conditions, in general the valuation results will be void.

X.	VALUATION CONCLUSION

(1)	Valuation Conclusion

According to the requirements of the relevant PRC laws, regulations, provisions and standards in relation to assets appraisal and in adherence to the principles of independence, impartiality, scientific objectivity, we followed the statutory and necessary assets appraisal procedures, adopted generally accepted appraisal approaches, and conducted on-site survey, market research, consultation and appraisal calculation of the assets of Chalco Iron Ore Holdings Limited within the appraisal scope. The appraisal results are as follows:

As at the valuation base date, i.e. 31 December 2012, the book value of the net assets of Chalco Iron Ore Holdings Limited amounted to USD1,838,408,900. According to the exchange rate of RMB against USD of 6.2855 on 31 December 2012, it was equivalent to RMB11,555,318,900.

The valuation with the income approach put the appraised value of all the interests of the shareholders of Chalco Iron Ore Holdings Limited at USD3,179,298,200. According to the exchange rate of RMB against USD of 6.2855 on 31 December 2012, it was equivalent to RMB19,983,478,600, with a valuation surplus of RMB8,428,159,700 or 72.94%.

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(2)	Reasons for Valuation Surplus

The major assets of Chalco Iron Ore are long term investments. Chalco Iron Ore has accumulatively invested USD1.849 billion in these long term investments and the investment costs consisted of two parts: the original acquisition price of USD1.35 billion and subsequent investment. Simfer Jersey, the investee of long term investment, is a shell company. Simandou Project, core asset under Simfer SA, the controlled subsidiary of Simfer Jersey, is a mining company possessing the mining rights of Simandou Blocks 3 & 4. At present, Simandou Project is under construction.

Before 2008, Rio Tinto plc owned the mining rights of Blocks 1, 2, 3 & 4 of Simandou Project. Since 2008, due to regime change, the Guinean government requested Rio Tinto plc to abandon the mining rights of Blocks 1 & 2. Meanwhile, the mining rights of Blocks 3 & 4 owned by Rio Tinto plc would expire on 24 February 2011 and there was risk with the extension of mining rights of Rio Tinto plc.

China and West Africa have always maintained long-term friendly cooperation. After giving comprehensive consideration to the special political and economic influence of China in West Africa, in order to obtain the support from the Chinese government and retain the mining rights of Blocks 1, 2, 3 & 4 of Simandou Project, on 29 July 2010, Rio Tinto plc and Aluminum Corporation of China Limited, a controlled listed company of Aluminum Corporation of China, established a joint venture to jointly develop Simandou Project, a world class iron mine in Guinea of West Africa.

With Chalco's participation in the cooperative development, the special political and economic influence of China in West Africa brought about the conclusion of the Settlement Agreement dated 22 April 2011 between the Republic of Guinea and Rio Tinto plc. The president of Guinea officially signed a government decree to grant the mining rights of Simandou Blocks 3 & 4 to Simfer Jersey of Rio Tinto plc.

Due to the above reasons, the negotiated acquisition consideration payable by Chalco Iron Ore was lower than the project's intrinsic value, thus the valuation surplus was relatively large.

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XI.	NOTES ON SPECIAL MATTERS

(1)	Pending matters, legal disputes and other uncertain factors

No pending matters, legal disputes and other uncertain factors were found in the report.

(2)	Substantial subsequent events

Subsequent events refer to substantial events which occur after the valuation base date but before a valuation report is issued.

On 29 July 2013, Chalco Iron Ore, Rio Tinto plc, International Finance Corporation and Guinean government entered into the Instrument on the Definitions and Execution of Settlement Agreement to further control the mining risks of Simandou Project.

Apart from this, there is no substantial subsequent event in the report.

(3)	Defects in title

No defects in title with Chalco Iron Ore Holdings Limited were found in the checks.

(4)	Other matters requiring explanations

1.

The legal responsibilities of the valuer and the valuation firm were to make professional judgment on the value of the assets for the valuation purposes depicted in this report, no judgment whatsoever would be made by the valuer and the valuation firm as to the economic behaviour corresponding to those valuation purposes. To a large extent, the valuation task depended on the information provided by the principal and valuation target. Therefore, the prerequisite of valuation task was that economic behavior documents, asset title documents, licence and accounting vouchers and the relevant legal documents provided by the principal and valuation target were authentic and legal.

2.

The principal and the valuation target were held responsible for the authenticity and completeness of the data, statements and the relevant information which were provided by the valuation target and were used within the scope of this valuation assignment.

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3.

The principal and the valuation target were held responsible for the authenticity and legality of the title documentary proof and relevant information which were provided by the valuation target and were referred to in the Valuation Report.

4.

Chalco Iron Ore Holdings Limited, founded on 6 October 2010, is a limited liability company incorporated in accordance with the laws of Hong Kong with the registered capital of HK$2,000. It was established with the contribution from Chalco Hong Kong Limited, a subsidiary of Aluminum Corporation of China Limited in Hong Kong.

In May 2011, Chalco, Baosteel Resources, China-Africa Development Fund, China Railway Construction Corporation Limited and China Harbour Engineering Company Ltd. entered into the Joint Investment Agreement for the transfer of 35% of the equity interest held by Chalco Hong Kong Ltd. (hereinafter referred as to "Chalco Hong Kong") to the abovementioned companies in the proportions of 20%, 10%, 2.5% and 2.5%, respectively. Up to then, a consortium made up of five companies, namely Chalco Hong Kong, Baosteel Resources, China-Africa Development Fund, China Railway Construction Corporation Limited and China Harbour Engineering Company Ltd., jointly invested in the Simandou Project. Thereafter, a consortium consisting of five companies including Chalco Hong Kong, BAOSTEEL BS COMPANY PTE LTD. (a subsidiary of Baosteel Group Corporation), Hantang Iron Ore Investment Co., Ltd. , a subsidiary of China-Africa Development Fund Company Limited*, CRCC Sino-Africa Construction Company Limited (a subsidiary of China Railway Construction Corporation Limited) and Zhenwei Company Limited (a subsidiary of China Railway Construction Corporation Limited) jointly invested in Simandou Project.

In April 2012, in accordance with the Joint Development Agreement entered into between Chalco and Rio Tinto plc, Chalco Iron Ore has completed the contribution of US$1,350 million in Simfer Jersey, a joint venture, and held 47% equity interest in that joint venture.

Chalco Hong Kong was newly established and had no business or investment in Simandou Project when it transferred the 35% equity interest in Chalco Iron Ore in May 2011, therefore the transfer of equity interest was conducted based on the registered capital of HK$2,000.

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5.

Chalco Iron Ore has provided the complete audit report (Chinese version) of Chalco Iron Ore Holdings Limited dated 31 December 2012 issued by Ernst & Young, in which the audited statements of Simfer Jersey and Simfer SA are not included.

Chalco Iron Ore has provided the audit report (French version) dated 31 December 2012 issued by local audit agency in Guinea in accordance with the International Accounting Standards, which includes the audited statements of Simfer SA. The audited statements have been translated into Chinese and confirmed by Chalco Iron Ore with signatures and seals. At the same time, information including contract management, business process, internal control, fund flow, budget management, particulars of assets and liabilities and sample vouchers of financial data of Simfer SA as at 31 December 2012 was provided to the valuation agency for verification of its assets and liabilities, etc. The unaudited statements of Simfer Jersey were also provided.

As Simfer Jersey is a special purpose company, which isn't engaged in physical production, operation or management activity, has no substantial business and hires no professional employees for work, there are only two items in the statements of Simfer Jersey, i.e. an investment of US$24,182,000 in its subsidiary and other receivables of US$2,913,927,000. Therefore, based on the judgment of Rio Tinto plc, the controlling shareholder, Simfer Jersey is a shell company, and there is no need to conduct independent audit on its statements.

Chalco Iron Ore issued notes on the above-mentioned conditions, and undertook that the information provided above were authentic and reliable, and that it would take full responsibility for any problems with the authenticity and reliability of the information provided.

6.

Chalco Iron Ore has no control over Simfer Jersey in terms of management with its 47% equity interest in the company. As Simfer Jersey is a special purpose company, which isn't engaged in physical production, operation or management activity, has no substantial business, and hires no professional employees for work, no field investigation was carried out on Simfer Jersey for this valuation.

Chalco Iron Ore undertakes that the information provided above are authentic and reliable, and takes full responsibility for any problems with the authenticity and reliability of the information provided.

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7.

On 24 May 2013, the opposition party organized a demonstration in Conakry, the capital of Guinea, out of dissatisfaction with the unilateral decision made by the authorities on the date of parliamentary elections. On 15 July, several incidents including tribal conflicts broke out between Konianke and Guerze in the southeast of Guinea. As such incidents did not have direct influences on the development of mines, the valuer was unable to estimate their impact on the progress of the mines development.

During the site survey, full investigation on conditions of the mine area was not conducted due to the tribal conflicts in the mine area in Guinea. Therefore, the valuer made judgment on the investment conditions of the mine areas that has been invested based on the assumption that the relevant investment information provided by the valuation target is authentic and reliable.

8.	In the event that any changes in the quantity and the pricing standard of assets occurred within the term of validity after the valuation base date, the principles set out below shall be followed:

(1)	In the event that quantity of assets changes, corresponding adjustments shall be made to the quantity of assets according to the original valuation method;

(2)

In the event that the pricing standard of the assets changes and imposes obvious impacts on the asset valuation results, the principal shall timely employ qualified assets valuation agency to redetermine the appraised value.

(3)	After the valuation base date, the principal shall give due consideration to changes in the quantity and the pricing standard of assets and make corresponding adjustment when determining prices.

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XII.	EXPLANATION ON LIMITATION ON THE USE OF THE VALUATION REPORT

(1)

This valuation report may only be used according to the objectives and purposes as stated herein. Meanwhile, the valuation conclusion reflects the prevailing market fair value under the valuation purpose based on the open market principle, without considering the impact of mortgages and guarantees that the valuation target may be subject to in the future, nor the impact of additional price which may be paid by special trading parties. Meanwhile, the effects of changes in national macro-economic policies, the natural force and other force majeure on the price of assets are not taken into account. In general, if the aforesaid conditions and other situations such as going concern basis changes, valuation conclusion will become invalid. The valuation agency is not liable for invalidity of the valuation conclusion due to changes of such conditions.

This valuation report is only valid when the economic behavior complies with the state laws and regulations and the valuation report is approved by relevant departments.

(2)

The valuation report may only be used by users expressly stated herein. The right to use this report is vested in the principal. The valuation agency will not make the report public without the approval of the principal.

(3)

Save as required by laws and regulations or otherwise agreed upon by relevant parties concerned, the extraction, reference or disclosure of the whole or any part of contents of this valuation report in any public media shall be subject to approval and review of such contents by the valuation agency.

(4)

Based on the relevant requirements governing the management of the state-owned assets, this valuation report shall be used after being filed (or approved), the filed (or approved) valuation results shall be valid for a term of one year from 31 December 2012 (the valuation base date) to 30 December 2013. Revaluation is required after the one-year term expires.

XIII.	DATE OF VALUATION REPORT

This valuation report is dated 28 September 2013.

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China United Assets Appraisal Group Co., Ltd.*

Legal representative of the valuation agency:

Certified Public Valuer:

Certified Public Valuer:

28 September 2013

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APPENDIX IV	VALUATION REPORT

DOCUMENTS AVAILABLE FOR INSPECTION

1.	Economic Behavior Documents (copies);

2.	2012 Audit Report of Chalco Iron Ore Holdings Limited (copies);

3.	Legal Person Business License of the Principals and the Valuation Target (copies);

4.	Supporting Information on Title Ownership of the Valuation Target (copies);

5.	Letter of Undertaking from the Principal and Valuation Target;

6.	Letter of Undertaking from the Certified Public Valuer;

7.	Asset Valuation Qualification Certificate of China United Assets Appraisal Group Co., Ltd.* (copies);

8.	Legal Person Business License of China United Assets Appraisal Group Co., Ltd.* (copies);

9.	Qualification Certificates of Certified Public Valuer Affixing Signature (copies).

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary